NORTH VALLEY BANCORP



ANNUAL REPORT

MISSION NORTH VALLEY BANCORP

VISION

To be the most successful financial service provider in the markets we serve.

PROVIDE outstanding customer service in the delivery of competitive, innovative financial services and products.



ACHIEVE consistent superior-to-peer investment returns for our shareholders.



DEVELOP strong, mutually beneficial relationships with our customers.



Be a positive corporate citizen – **CONTRIBUTE** human and financial resources to a variety of worthwhile community activities.



CREATE an environment that provides opportunities for personal and professional growth.





The year 2005 provided both challenge and achievement for North Valley Bancorp.

MESSAGE TO THE SHAREHOLDERS

STATISTICS

Net Income
(Thousands)

05	$9,149
04	$8,379
03	$7,971
02	$8,064
01	$6,666

Return on Average Equity
(ROE)

05	13.42%
04	16.54%
03	16.66%
02	17.31%
01	13.11%

Total Assets
(Thousands)

05	$918,415
04	$866,231
03	$677,693
02	$656,080
01	$594,973

Total Deposits
(Thousands)

05	$746,690
04	$711,654
03	$598,314
02	$555,053
01	$514,278

Net earnings for the year increased 9.2% over 2004, continuing North Valley Bancorp's trend of increased earnings. The company realized a return on average shareholders' equity of 13.42% and a return on average assets of 1.01%.

Our results reflect a constant focus on these strategic objectives: completing the integration of Yolo Community Bank; building the new NVB brand, which allows all customers to identify with a single brand encompassing our markets; and opening and expanding branches in the high-growth areas of Santa Rosa, Ukiah, Fairfield, Woodland, and Roseville.

With service, professionalism and accessibility forming the backbone of North Valley's commitment to customers, we gain and strengthen relationships as we create additional financial opportunity.

During 2005, total assets increased $52,184,000 (6%) to $918,415,000 at year-end. The company was successful in moving more of its earning assets into the loan portfolio as loans increased $71,167,000 (12.9%) and totaled $624,512,000 at December 31, 2005. The loan-to-deposit ratio at year-end 2005 was 83.6% as compared to

77.8% at year-end 2004. Total deposits grew $35,036,000 (4.9%) to total $746,690,000 at year-end 2005.

As North Valley Bancorp grows, it is essential that we leverage who we are, the essence of our business model, and our market niche. This pertains not only to the expansion in our business bank markets, but also to the introduction of new products and continuing improvements to the services we deliver bankwide.

Gaining efficiency remains a priority while we continue to grow markets and product offerings. No additional branches are planned in 2006, and several tactical exercises are underway to gain efficiencies in operational and back office support departments. We expect that our efforts will be recognized during 2006.

Known for its tradition of community involvement, North Valley Bancorp invested in the new markets it serves, while maintaining its support of long-term relationships. By helping communities achieve success, we will also find success in our own endeavors.

As one of Northern Califonia's leading financial services companies, we are mindful of the importance of delivering products and services that not only meet our business models, but also meet our customers' needs, helping them to build their own opportunities and fulfill their own objectives. This partnership approach is the basis of our success and a building block to our future.

We are proud of our success over the past year and recognize that many challenges lie ahead. Our core values, approach to our market places, and determination to make sound business decisions will provide us the long-term growth our investors expect and deserve.

On behalf of our staff and Board of Directors, thank you for your business and continued support.

Sincerely,

Michael J. Cushman
President and CEO

J. M. "Mike" Wells, Jr.
Chairman of the Board



Michael J. Cushman
President and CEO



J. M. "Mike" Wells, Jr.
Chairman of the Board

The Board of Directors of North Valley Bancorp and its affiliates have built a sound foundation designed to comply with changing corporate governance rules in the post Sarbanes Oxley Act (SOX) era.

BOARD OF DIRECTORS

The SOX regulations require a new layer of operational detail to the Board's vision and direction. Directors participate in a formal training program specific to bank regulations and industry "best practices."

As the financial industry continues to become more competitive, leadership assumes an even greater role in guiding the success of our organization. The board members provide the hard-earned insight and sound strategic counsel that allows North Valley Bancorp to stay on course in achieving its vision.



NORTH VALLEY BANCORP BOARD OF DIRECTORS

- J. M. "Mike" Wells, Jr., Chairman, Attorney at Law
- Michael J. Cushman, President and Chief Executive Officer, North Valley Bancorp
- Dan W. Ghidinelli, Certified Public Accountant and Partner, Nystrom and Company
- William W. Cox, CRE, CCIM, President and Owner, Cox Real Estate Consultants, Inc.
- Dolores M. Vellutini, Businesswoman and Developer
- Kevin D. Hartwick, Certified Public Accountant and Partner, Cholwell, Benz and Hartwick
- Royce L. Friesen, RPh., Chairman and Owner, Owens Healthcare
- Roger B. Kohlmeier, Retired Investor, Member/Part Owner, Turn of the Century LLC
- Martin A. Mariani, Partner at Mariani Nut Co. and M&L Fruit Company



NORTH VALLEY BANK BOARD OF DIRECTORS

- J. M. "Mike" Wells, Jr., Chairman, Attorney at Law
- Michael J. Cushman, President and Chief Executive Officer, North Valley Bancorp
- Dan W. Ghidinelli, Certified Public Accountant and Partner, Nystrom and Company
- Dolores M. Vellutini, Businesswoman and Developer
- Royce L. Friesen, RPh., Chairman and Owner, Owens Healthcare
- William W. Cox, CRE, CCIM, President and Owner, Cox Real Estate Consultants, Inc.
- Kevin D. Hartwick, Certified Public Accountant and Partner, Cholwell, Benz and Hartwick



NVB BUSINESS BANK BOARD OF DIRECTORS

- Charles V. Santoni, President of V. Santoni & Co.
- Thomas E. Schwarzgruber, Treasurer of Schwarzgruber & Sons, Inc.
- Martin A. Mariani, Partner at Mariani Nut Co. and M&L Fruit Company
- Thomas R. Scarlett, Vice President of Wraith Scarlett & Randolph Insurance Agency
- John Perry, Certified Public Accountant and President of Perry, Bunch & Battaglia, Inc.
- Timothy R. Magill, Municipal Marketing and Business Development Manager with Waste Management, Sacramento
- Michael J. Cushman, President and Chief Executive Officer, North Valley Bancorp
- Kevin C. Haarberg, Partner and Investment Representative with Edward D. Jones & Co.
- Roger B. Kohlmeier, Chairman, Retired Investor, Member/Part Owner, Turn of the Century LLC
- J. M. "Mike" Wells, Jr., Attorney at Law

A YEAR OF PERFORMANCE ...

PERFORMANCE: North Valley Bancorp

A strategic focus remains on building additional locations in high growth areas of Northern California. Two new branch locations in Ukiah and Santa Rosa were brought on-line in 2005. We recruited seasoned community bankers in each area who are deeply committed to the local business community and heavily involved in initiatives committed to enrich their local economies.

NEW BRANCHES IN HIGH GROWTH AREAS


UKIAH
WOODLAND
ROSEVILLE
SANTA ROSA
SACRAMENTO
FAIRFIELD

PERFORMANCE: North Valley Bancorp

Our retail initiatives were also successful in 2005, particularly in growing low-cost deposits. Loan growth and pricing strategies helped contribute to the growth of net interest income.

Net Interest Income
(Thousands)


05 $40,975
04 $31,430
03 $27,573
02 $29,110
01 $24,336

Our non-interest income also improved due to fee income/service charge revenue and mortgage banking activities.

Non-Interest Income
(Thousands)


05 $11,214
04 $9,456
03 $11,265
02 $9,313
01 $8,852

The stable retail core deposit base, combined with a slightly asset-rate-sensitive balance sheet, strengthened our net interest margin.

Net Interest Margin


05 5.22%
04 4.67%
03 4.74%
02 5.39%
01 5.13%

The communities that North Valley Bancorp serves are the foundation of our success.

CORPORATE CITIZENSHIP

Giving back to those communities is a cornerstone of our commitment – to provide more than banking services to those that support us. Throughout 2005, North Valley Bancorp donated to more than 200 community, youth, education, healthcare and disaster relief organizations in the markets we serve.

Our organization and employees are known for giving time, hard work and money to help bring about change to benefit our communities. This year was no different, with employees coming together to assist others when wildfires devastated local areas, or when natural disasters struck outside the region.

In addition, we proudly support many worthwhile community projects, a few of which are showcased on these pages.

2005 Donation Allocation



11%
Healthcare
12%
Youth
9%
Education
12%
Disaster Relief
56%
Community

Photo of Sundial Bridge courtesy of Turtle Bay Exploration Park.

Shasta YMCA



In supporting the Shasta YMCA and its "Strong Kids" program, North Valley Bancorp helps give kids a safe and nurturing place to go – and that benefits everyone. By introducing kids to experiences that will help them grow into responsible, successful adults, the Shasta YMCA makes the community we love a better place to live. YMCA programs teach young people important values such as caring, honesty, responsibility, and respect. Through a variety of fun and rewarding activities, they also develop valuable skills while they gain confidence and self-esteem.

Woodland Healthcare Foundation



Incorporated in 1967, Woodland Healthcare Foundation is a nonprofit fundraising organization whose primary goal is to provide financial support for Woodland Healthcare, Yolo County's largest healthcare provider. Woodland Healthcare is an integrated health system, which includes a 108-bed acute care hospital, 24-hour emergency room services, multi-specialty clinics in Woodland and Davis, a home health agency, occupational health services, and, along with the Yolo County Health Department, operates Yolo Adult Day Care Center.

Support of this foundation helps provide state-of-the-art equipment and technology for the communities served by Woodland Healthcare. Most recent gifts to the hospital include: a professionally designed tranquility room, where a patient's family, physicians or staff can meet privately for moments of quiet or reflection; a new infant security system for the maternal/child unit; a new patient monitoring system in the emergency room. The foundation also provided new fetal monitors, a new nursing call system, and purchased oncology equipment.

Alzheimer's Day Facility – Eureka



North Valley Bancorp, among other community leaders, answered the challenge when presented with the opportunity to raise money to construct a new Alzheimer's Center in Eureka. Donations to this $4.5 million campaign will help create a special, safe place for men and women with this heartbreaking disease – and for all the family and friends who love them. Research has shown that special care in a peaceful environment providing freedom of movement, safety and consistency can enhance patients' remaining abilities and decrease their confusion.

Every weekday, people with Alzheimer's will be brought from their homes to receive specialized care from the professional staff. They will engage in art and music, physical and occupational therapies, and meaningful social activities that help maintain their abilities as the disease progresses. Families of Alzheimer's patients will be able to go about their daily lives, enjoying peace of mind, going to work, being renewed by the kind of respite they deserve.

LEADERSHIP AND TEAMWORK

NORTH VALLEY BANCORP LEADERSHIP TEAM



Kevin R. Watson, Executive Vice President and Chief Financial Officer

Eric J. Woodstrom, Executive Vice President and Chief Credit Risk Officer

Michael J. Cushman, President and Chief Executive Officer

Roger D. Nash, Executive Vice President and Chief Lending Officer

Scott R. Louis, Executive Vice President and Chief Operating Officer

Gary S. Litzsinger, Executive Vice President and Chief Risk Officer

North Valley Bancorp

NORTH VALLEY BANCORP ADMINISTRATION
300 Park Marina Circle
Redding, CA 96001
(530) 226-2900

LEADERSHIP

Michael J. Cushman
President and Chief Executive Officer

Kevin R. Watson
Executive Vice President and
Chief Financial Officer

Scott R. Louis
Executive Vice President and
Chief Operating Officer

Eric J. Woodstrom
Executive Vice President and
Chief Credit Risk Officer

Roger D. Nash
Executive Vice President and
Chief Lending Officer

Gary S. Litzsinger
Executive Vice President and
Chief Risk Officer

Leo J. Graham
General Counsel and
Corporate Secretary

INFORMATION TECHNOLOGY CENTER
836 E. Cypress Avenue
Redding, CA 96002
(530) 226-2928

North Valley Bank

NORTH VALLEY BANK BUSINESS BANKING CENTER
300 Park Marina Circle
Redding, CA 96001
(530) 226-0500

EUREKA DOWNTOWN AND BUSINESS BANKING CENTER
402 F Street
Eureka, CA 95501
(707) 443-8400

INVESTMENT SERVICES
Investors Marketplace
(through Essex National Securities, Inc.)
1327 South Street
Redding, CA 96001
(530) 243-0214

RESIDENTIAL REAL ESTATE CENTER
1844 Park Marina Drive
Redding, CA 96001
(530) 226-2930

ANDERSON
2686 Gateway Drive
Anderson, CA 96007
(530) 226-2950

COTTONWOOD
(In Holiday Market)
20635 Gas Point Road
Cottonwood, CA 96022
(530) 226-2967

CRESCENT CITY
1492 Northcrest Drive
Crescent City, CA 95531
(707) 465-8900

EUREKA MALL OFFICE
800 W. Harris
Eureka, CA 95503
(707) 443-8488

FERNDALE
394 Main Street
Ferndale, CA 95536
(707) 786-9522

GARBERVILLE
793 Redwood Drive
Garberville, CA 95542
(707) 923-2152

HAYFORK
7061 State Highway 3
Hayfork, CA 96041
(530) 628-5215

MCKINLEYVILLE
1640 Central Avenue
McKinleyville, CA 95519
(707) 839-8400

PALO CEDRO
9334-A Deschutes Road
Palo Cedro, CA 96073
(530) 547-5715

BUENAVENTURA OFFICE
(In Holiday Market)
3315 Placer Street
Redding, CA 96001
(530) 226-2959

CHURN CREEK OFFICE
2245 Churn Creek Road
Redding, CA 96002
(530) 226-2952

COUNTRY CLUB OFFICE
2930 Bechelli Lane
Redding, CA 96002
(530) 226-2940

ENTERPRISE OFFICE
880 E. Cypress Avenue
Redding, CA 96002
(530) 226-2962

SOUTH STREET OFFICE
1327 South Street
Redding, CA 96001
(530) 226-2920

WESTWOOD OFFICE
6392-J Westside Road
Redding, CA 96001
(530) 226-2956

SHASTA LAKE
4715 Shasta Dam Boulevard
Shasta Lake, CA 96019
(530) 226-2977

WEAVERVILLE
311 Main Street
Weaverville, CA 96093
(530) 623-5521

WILLITS
255 S. Main Street
Willits, CA 95490
(707) 459-5581

Business Bank

WOODLAND REGIONAL HEADQUARTERS
630 Main Street
Woodland, CA 95695
(530) 668-5800

FAIRFIELD
711 Jefferson Street
Fairfield, CA 94533
(707) 429-3660

ROSEVILLE
378 N. Sunrise Boulevard,
Suite 100
Roseville, CA 95661
(916) 783-2900

UKIAH
101 N. State Street, Suite A
Ukiah, CA 95482
(707) 467-2280

SANTA ROSA
100 B. Street, Suite 110
Santa Rosa, CA 95401
(707) 522-5480



LOCATIONS



CRESCENT CITY
McKINLEYVILLE
EUREKA
FERNDALE
WEAVERVILLE
HAYFORK
GARBERVILLE
WILLITS
UKIAH
SANTA ROSA
SHASTA LAKE
REDDING
PALO CEDRO
ANDERSON
COTTONWOOD
WOODLAND
ROSEVILLE
SACRAMENTO
FAIRFIELD
NVB
North Valley Bank
NVB
Business Bank

Photo courtesy of Turtle Bay Exploration Park.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________.

Commission file number 0-10652

NORTH VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	94-2751350
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

300 Park Marina Circle, Redding, California 96001
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code (530) 226 2900

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
No par value common stock
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold was $119,716,867 as of June 30, 2005.

The number of shares outstanding of common stock as of March 14, 2006, were 7,505,199.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) variances in the actual versus projected growth in assets; (2) return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment; (10) changes in business conditions and inflation; (11) changes in securities markets; (12) data processing problems; (13) a decline in real estate values in the Company's operating market areas; (14) the effects of terrorism, the threat of terrorism or the impact of the current military conflict in Iraq and the conduct of the war on terrorism by the United States and its allies, as well as other factors. The factors set forth under "Item 1A - Risk Factors" in this report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

General

North Valley Bancorp (the "Company") is a bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the "Board of Governors"). The Company was incorporated in 1980 in the State of California. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank. Unless otherwise noted, the information contained herein has been restated on a historical basis as a pooling of interests as if the Company and Six Rivers National Bank had been combined for all periods presented. On January 2, 2002, Six Rivers National Bank became a California State chartered bank and in conjunction with this charter conversion, changed its name to Six Rivers Bank ("SRB"). On January 1, 2004, Six Rivers Bank was merged with and into North Valley Bank with North Valley Bank as the surviving institution. Former branches of Six Rivers Bank continued to operate as Six Rivers Bank, a division of North Valley Bank until April 18, 2005. Since April 18, 2005, those branches have operated as North Valley Bank branches. (For purposes herein, "NVB" shall refer to North Valley Bank including the former branches of SRB and "SRB" will refer to the former branches and operations of SRB). On August 31, 2004, the Company acquired Yolo Community Bank ("YCB") in a purchase transaction. Yolo Community Bank changed its name to NVB Business Bank ("NVB BB") effective February 11, 2005. The information contained herein contains the results of operations of YCB from September 1, 2004. The Company owns 100% of its principal subsidiaries, NVB, NVB BB, North Valley Trading Company ("Trading Company"), which is inactive, Bank Processing, Inc. ("BPI"), a California corporation, North Valley Capital Trust I, North Valley Capital Trust II, North Valley Capital Trust III, and North Valley Capital Statutory Trust IV. The sole subsidiary of NVB, which is inactive, is North Valley Basic Securities (the "Securities Company").

At December 31, 2005 the Company had $918,415,000 in total assets, $624,512,000 in total loans and leases and $746,690,000 in total deposits. The asset, loans and leases and deposit totals for each bank subsidiary at December 31, 2005 were: NVB -

than rely on an existing plan, particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings.

NVB and NVB BB currently have a rating of "satisfactory" for CRA compliance.

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from each of the Company's subsidiary banks. The payment of cash dividends and/or management fees by NVB and NVB BB is subject to restrictions set forth in the California Financial Code, as well as restrictions established by the FDIC. See Item 5 below for further information regarding the payment of cash dividends by the Company, NVB and NVB BB.

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts. Certain surveillance provisions of the Patriot Act were scheduled to expire on December 31, 2005, but the deadline was postponed to allow time for evaluation of such provisions, and on March 9, 2006, President Bush signed legislation to reauthorize the Patriot Act, incorporating certain civil liberty protections approved by Congress.

Section 313(a) of the Patriot Act prohibits any insured financial institution such as NVB and NVB BB from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Section 312 of the Patriot Act creates a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person, shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Company and its subsidiaries are not currently aware of any account relationships between the Company and its banking subsidiaries and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act. The terrorist attacks on September 11, 2001 have realigned national security priorities of the United States and it is reasonable to anticipate that the United States Congress may enact additional legislation in the future to combat terrorism including modifications to existing laws such as the Patriot Act to expand powers as deemed necessary. The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation would likely increase compliance costs and thereby potentially have an adverse effect upon the Company's results of operations.

The Sarbanes-Oxley Act of 2002

President Bush signed the Sarbanes-Oxley Act of 2002 (the "Act") on July 30, 2002, which addresses certain matters of corporate governance and accountability. Among other matters, key provisions of the Act and rules promulgated by the Securities and Exchange Commission pursuant to the Act include the following:

- Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.
- Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.
- Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.
- Enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.
- Enhanced criminal penalties for a broad array of white collar crimes and increases in the statute of limitations for securities fraud lawsuits.
- Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics.
- Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert."
- A prohibition on insider trading during pension plan black-out periods.
- Disclosure of off-balance sheet transactions.
- A prohibition on personal loans to directors and officers (exception for financial institutions).
- Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.
- Standards of professional conduct requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, another board committee or the entire board of directors regarding certain material violations.
- Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities, reducing the filing deadline to within 2 business days of the date a transaction triggers an obligation to report.
- Accelerated filing requirements for Forms 10-K and 10-Q by public companies falling under the definition of "accelerated filers."
- Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the Securities and Exchange Commission.
  Rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act.

The Securities and Exchange Commission has adopted changes to the standards for the listing of issuer securities by the New York Stock Exchange and NASDAQ Stock Market. The revised standards for listing conform to and supplement Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which the Securities and Exchange Commission adopted in April 2003 pursuant to the Act.

The Company's securities are listed on the NASDAQ Stock Market. Consequently, in addition to the rules promulgated by the Securities and Exchange Commission pursuant to the Act, the Company must also comply with revised listing standards applicable to NASDAQ listed companies. Generally, listed companies were required to comply with the revised listing standards by the first annual meeting of shareholders following January 15, 2004. The revised NASDAQ listing standards applicable to the Company include the following:

- A majority of directors of a listed company must be "independent", which excludes:
  - Any director who is, or at any time in the past three years was, employed by a listed company, its parent or a subsidiary;
  - Any director or any family member who received payments in excess of $60,000 in the current year or prior three years from a listed company, its parent or a subsidiary;
  - Any director whose family member is employed or during the last three years was employed as an executive officer of a listed company, its parent or a subsidiary;
  - Any director or any family member who is a partner, controlling shareholder or executive officer of an organization

to which a listed company made payments or from which a listed company received payments, for services or property, in the current year or prior three years in excess of the greater of $200,000 or 5% of the recipient's consolidated gross revenues in the year of payment;

- Any director or any family member who is employed as an executive officer of another organization where during the current year or prior three years an executive officer of a listed company served on the compensation committee of such organization; and

- Any director or any family member who is a partner of the outside auditor of a listed company or was a partner or employee of the listed company's auditor and worked on the company's audit in the prior three years.

- Independent directors of a listed company must meet alone in executive sessions at least two times annually.

- Listed companies must certify adoption of a resolution or written charter dealing with nominations of directors and select nominees for election as directors either by determination of a majority of independent directors or by a nominating committee consisting solely of independent directors, with certain exceptions.

- Compensation of a listed company's chief executive officer must be determined either by a majority of independent directors or by a compensation committee consisting solely of independent directors, with certain exceptions.

- The audit committee of a listed company, subject to certain exceptions, must comply with requirements that include:

  - The committee be comprised of at least three independent directors who have not participated in the preparation of financial statements for the company, its parent or subsidiaries during the last three years;

  - Each director must be able to read and understand financial statements;

  - At least one director must meet the "financial sophistication" criteria which the company must certify;

  - The committee must adopt a written charter; and

  - The committee is responsible for the review and approval of all related-party transactions, except those approved by another board committee comprised of independent directors.

- The adoption or amendment of any equity compensation arrangement after June 30, 2003, such as a stock option plan, requires shareholder approval, subject to certain exemptions.

- A code of conduct must be adopted by May 4, 2004 that (i) complies with the code of ethics requirements of the Act; (ii) covers all directors, officers and employees; (iii) includes an enforcement mechanism; and (iv) permits only the board of directors to grant waivers from or changes to the code of conduct affecting directors and executive officers and requires prompt disclosure thereof on a Form 8-K filing with the Securities and Exchange Commission.

The effect of the Act upon the Company is uncertain; however, the Company has incurred and expects to continue to incur increased costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission and other regulatory agencies having jurisdiction over the Company. The Company has not, resulting from compliance with the Act and such rules and regulations, experienced a material adverse effect upon its financial position or results of its operations or its cash flows.

The California Corporate Disclosure Act

The California Corporate Disclosure Act (the "CCD Act"), became effective January 1, 2003. The CCD Act requires publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. The CCD Act requires the Company to disclose:

- The name of the company's independent auditor and a description of services, if any, performed for the company during the previous 24 months;
- The annual compensation paid to each director and executive officer, including stock or stock options not otherwise available to other company employees;
- A description of any loans made to a director at a "preferential" loan rate during the previous 24 months, including the amount and terms of the loans;
- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;
- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and
- Whether a company violated any federal securities laws or any securities or banking provisions of California law during the previous 10 years for which the company was found liable or fined more than $10,000.

The Company does not currently anticipate that compliance with the CCD Act will have a material adverse effect upon its financial position or results of its operations or its cash flows.

Competition

At June 30, 2005, commercial and savings banks in competition with the Company had 417 banking offices in the counties of Del Norte, Humboldt, Mendocino, Placer, Shasta, Solano, Sonoma, Trinity and Yolo where the Company operates. In those 417 banking offices (which includes the Company's 26), there were $24.4 billion in total deposits of which the Company had an overall share of 3.01%. Additionally, the Company competes with thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers for deposit and loan customers.

Larger banks may have a competitive advantage over the Company because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services and international banking which the Company is not authorized nor prepared to offer currently. The Company has arranged with correspondent banks and with others to provide some of these services for their customers. As of December 31, 2005 the subsidiary banks' combined lending limits to any one borrower is $26,966,000 on a fully secured basis and $16,179,000 on an unsecured basis. These limits are adequate in most instances to compete for lending relationships within the markets we currently serve.

In order to compete with the major financial institutions in its primary service areas, the Company, through its subsidiary banks, utilizes to the fullest extent possible, the flexibility which is accorded by its independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the officers, directors and employees of the Company. The Company's subsidiary bank also seeks to provide special services and programs for individuals in its primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture, tools of the trade or expansion of practices or businesses.

Banking is a business that depends heavily on net interest income. Net interest income is defined as the difference between the interest rate paid to obtain deposits and other borrowings and the interest rate received on loans extended to customers and on securities held in each subsidiary bank's portfolio. Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

Monetary and Fiscal Policies. The net interest income of the Company, and to a large extent, its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States as set by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on the Company are not predictable.

Deposit Insurance. In 1996, pursuant to Congressional mandate, the FDIC reduced bank deposit insurance assessment rates to a range from $0 to $0.27 per $100 of deposits, dependent upon a bank's risk. In 2005, Congress adopted the Federal Deposit Insurance Reform Act of 2005, which will have the effect of merging the Bank Insurance Fund and the Savings Association Insurance Fund into a new Deposit Insurance Fund (which is anticipated to occur on or before July 1, 2006). The FDIC has not yet released final regulations, but it is anticipated that final regulations will be released not later than the fourth quarter of 2006. When released, the final regulations are expected to include, among other matters, (1) increased premium assessments to banks based on a bank's risk assessment profile, subject to a one-time assessment credit for banks that paid premiums prior to December 31, 1996 to offset premium assessments; (2) a $100,000 deposit account insurance limit until January 1, 2012, subject to inflation indexing; and (3) increased retirement account insurance limits to $250,000, until January 1, 2012, subject to inflation indexing. The inflation indexing is expected to use 2005 as the base year and adjust for inflation on April 1, 2010 and every five years thereafter on January 1 of the following year. Until final regulations are released by the FDIC and banks are assigned to a risk category, the precise amount of premium assessment increase cannot be determined, but it is expected that the expense for premium assessments for NVB and NVB BB will not increase in an amount that will have a material adverse effect on the Company's results of operations. Based upon the current risk-based assessment rate schedule in effect since 1996, and NVB's and NVB BB's current capital ratios and levels of deposits, neither NVB nor NVB BB anticipates a significant increase in operating expenses due to changes in the assessment rate applicable to it during 2006 from that in 2005.

Interstate Banking. Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition of or merger with an existing whole bank, which has been in existence for at least five years.

National Banks. The federal financial institution agencies, especially the OCC and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The OCC has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory or better CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the OCC to engage in an activity through a subsidiary in which the bank itself may not engage.

Glass-Steagall Act. The Financial Services Modernization Act of 1999 (the "FSMA") eliminated most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The FSMA repealed Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The FSMA includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance firms is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the FSMA.

Prior to the FSMA, significant restrictions existed on the affiliation of banks with securities firms and on the direct conduct by banks of securities dealing and underwriting and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The FSMA removed these restrictions and substantially eliminated the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies, which qualify as financial holding companies through an application process, can now insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the FSMA, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of FSMA was to require that federal financial institution and securities regulatory agencies prescribe regulations to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations will require, in general, that financial institutions (1) may not disclose non-public personal information of customers to non-affiliated third parties without notice to their customers, who must have opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

Discharge of Materials into the Environment

Compliance with federal, state and local regulations regarding the discharge of materials into the environment may have a substantial effect on the capital expenditure, earnings and competitive position of the Company in the event of lender liability or environmental lawsuits. Under federal law, liability for environmental damage and the cost of cleanup may be imposed upon any person or entity that is an "owner" or "operator" of contaminated property. State law provisions, which were modeled after federal law, are substantially similar. Congress established an exemption under Federal law for lenders from "owner" and/or "operator" liability, which provides that "owner" and/or "operator" do not include "a person, who, without participating in the management of a vessel or facility, holds indicia of ownership primarily to protect his security interests in the vessel or facility."

In the event that the Company was held liable as an owner or operator of a toxic property, it could be responsible for the entire cost of environmental damage and cleanup. Such an outcome could have a serious effect on the Company's consolidated financial condition depending upon the amount of liability assessed and the amount of cleanup required.

The Company takes reasonable steps to avoid loaning against property that may be contaminated. In order to identify possible hazards, the Company requires that all fee appraisals contain a reference to a visual assessment of hazardous waste by the appraiser. Further, on loans proposed to be secured by industrial, commercial or agricultural real estate, an Environmental Questionnaire must be completed by the borrower and any areas of concern addressed. Additionally, the borrower is required to review and sign a Hazardous Substance Certificate and Indemnity at the time the note is signed.

If the investigation reveals and if certain warning signs are discovered, but it cannot be easily ascertained, that an actual environmental hazard exists, the Company may require that the owner/buyer of the property, at his/her expense, have an Environmental Inspection performed by an insured, bonded environmental engineering firm acceptable to the Company.

Other Legislation and Regulation

Certain legislative and regulatory proposals that could affect the Company and banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject the Company and its subsidiary banks to increased regulation, disclosure and reporting requirements and increase competition and the Company's cost of doing business.

In addition to legislative changes, the various federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such and regulations may have on the Company and its subsidiary banks.

Employees

At December 31, 2005, the Company had approximately 455 employees, (which includes 416 full-time equivalent employees). None of the Company's employees are represented by a labor union and management considers its relations with employees are good.

Website Access

Information on the Company and its subsidiary banks may be obtained from the Company's website www.novb.com. Copies of the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto are available free of charge on the website as soon as they are published by the SEC through a link to the Edgar reporting system maintained by the SEC. Simply select the "About NVB Bancorp" menu item, then click on "Shareholder Relations" and then select the "SEC Filings" link. Also made available through the Company's website are the Section 16 reports of ownership and changes in ownership of the Company's common stock which are filed with the Securities and Exchange Commission by the directors and executive officers of the Company and by any persons who own more than ten percent of the outstanding shares of such stock. Information on the Company website is not incorporated by reference into this report.

ITEM 1A. RISK FACTORS

In addition to the risks associated with the business of banking generally, as described above under Item 1 (Description of Business), the Company's business, financial condition, operating results, future prospects and stock price can be adversely impacted by certain risk factors, as set forth below, any one of which could cause the Company's actual results to vary materially from recent results or from the Company's anticipated future results.

Dependence on Key Employees. The Company and its subsidiaries are dependent on the successful recruitment and retention of highly qualified personnel. Our ability to implement our business strategies is closely tied to the strengths of our chief executive officer and other key officers. Our key officers have extensive experience in the banking industry which is not easily replaced. Business banking, one of the Company's principal lines of business, is dependent on relationship banking, in which Company personnel develop professional relationships with small business owners and officers of larger business customers who are responsible for the financial management of the companies they represent. If these employees were to leave the Company and become employed by a local competing bank, the Company could potentially lose business customers. In addition, the Company relies on its customer service staff to effectively serve the needs of its consumer customers. The Company very actively recruits for all open positions and management believes that employee relations are good.

Growth Strategy. The Company pursued and continues to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. The Company may not be able to sustain this growth strategy without establishing new branches or new products. Therefore, the Company may expand in our current market by opening or acquiring branch offices or may expand into new markets or make strategic acquisitions of other financial institutions or branch offices. This expansion may require significant investments in equipment, technology, personnel and site locations. The Company cannot assure you of our success in implementing our growth strategy without corresponding increases in our noninterest expenses. In addition, growth through acquisitions represents a component of our business strategy. The need to integrate the operations and personnel of acquired banks and branches may not always be successfully accomplished. Any inability to improve operating performance through integration and/or merger of operations, functions or banks could increase expenses and impact on the Company's performance.

Commercial Loans. As of December 31, 2005, approximately 10% of our loan portfolio consisted of commercial business loans, which may have a higher degree of risk than other types of loans. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the mobility of collateral, the effect of general economic conditions and the increased difficulty of evaluating and monitoring these types of loans. In addition, unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired.

Real Estate Values. A large portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2005, real estate served as the principal source of collateral with respect to approximately 77% of the Company's loan portfolio. A substantial decline in the economy in general, or a decline in real estate values in the Company's primary operating market areas in particular, could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of mortgage-backed securities included in the available-for-sale investment portfolio, as well as the Company's financial condition and results of operations in general and the market value for Company Common Stock. Acts of nature, including fires, earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company's financial condition.

Allowance for Loan and Lease Losses. Like all financial institutions, the Company maintains an allowance for loan losses to provide for loan defaults and non-performance, but its allowance for loan losses may not be adequate to cover actual loan and lease losses. In addition, future provisions for loan and lease losses could materially and adversely affect the Company and therefore the Company's operating results. The Company's allowance for loan and lease losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company's control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan and lease losses. Although we believe that the Company's allowance for loan and lease losses is adequate to cover current losses, we cannot assure you that it will not further increase the allowance for loan and lease losses or that regulators will not require it to increase this allowance. Either of these occurrences could materially and adversely affect the Company's earnings.

Dilution of Common Stock. Shares of the Company's common stock eligible for future sale could have a dilutive effect on the market for the common stock and could adversely affect the market price. The Articles of Incorporation of the Company authorize the issuance of 20,000,000 shares of common stock, of which 7,497,599 were outstanding at December 31, 2005. Pursuant to its stock option plans, at December 31, 2005, the Company had outstanding options to purchase 896,560 shares of common stock. As of December 31, 2005, 912,832 shares of common stock remained available for grants under the Company's stock option plans. Sales of substantial amounts of the Company common stock in the public market could adversely affect the market price of common stock.

Operating Losses. The Company is subject to certain operations risks, including, but not limited to, data processing system failures and errors and customer or employee fraud. The Company maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Company's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Company's business, financial condition or results of operations.

Business Confidence Uncertainty. The terrorist actions on September 11, 2001, and thereafter, plus military actions taken by the United States in Afghanistan, Iraq and elsewhere, have had significant adverse effects upon the United States economy. Whether terrorist activities in the future and the actions taken by the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company, and the extent of such impact, is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing nonperforming loans and the amounts required to be reserved for loan losses, reducing the value of collateral held as security for the Company's loans, and causing a decline in the Company's stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. DESCRIPTION OF PROPERTIES

The Company's principal executive and administrative office is located in a leased building at 300 Park Marina Circle, Redding, Shasta County, California.

The following table sets forth information about the Company's premises:

Description	Office Type	Owned/Leased
North Valley Bank:		
Redding	Branch	Owned
Westwood	Branch	Leased
Shasta Lake	Branch	Owned
Country Club	Branch	Owned
Weaverville	Branch	Owned
Hayfork	Branch	Owned
Buenaventura	Supermarket Branch	Leased
Anderson	Branch	Owned
Enterprise	Branch	Owned
Cottonwood	Supermarket Branch	Leased
Palo Cedro	Branch	Leased
Churn Creek	Branch	Owned
Redding Warehouse	Storage Facility	Leased
Park Marina Circle	Administrative/ Branch	Leased
Park Marina	Branch	Leased
BPI	Data Processing/Administrative	Owned
Eureka Mall	Branch	Leased
McKinleyville	Branch	Leased
Crescent City	Branch	Owned
Eureka Downtown	Branch	Owned
Ferndale	Branch	Owned
Garberville	Branch	Leased
Willits	Branch	Leased
NVB Business Bank:		
Woodland	Administrative/ Branch	Leased
Fairfield	Branch	Leased
Roseville	Branch	Leased
Santa Rosa	Branch	Leased
Ukiah	Branch	Leased

From time to time, the Company, through NVB and NVB BB, acquires real property through foreclosure of defaulted loans. The policy of the Company is not to use or permanently retain any such properties but to resell them when practicable.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings pending against the Company or against any of its property. The Company, because of the nature of its business, is generally subject to various legal actions, threatened or filed, which involve ordinary, routine litigation incidental to its business. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based on the advice of counsel, does not expect that the final outcome of threatened or filed suits will have a materially adverse effect on its consolidated financial position.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year covered by this Form 10-K.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The North Valley Bancorp common stock is listed and trades on the Nasdaq National Market under the symbol "NOVB." The shares were first listed with the Nasdaq Stock Market in April 1998. The table below summarizes the Common Stock high and low trading prices traded during the two year period ended December 31, 2005 as reported on the Nasdaq Stock Market and the cash dividends declared on the common stock during the same period.

	Price of Common Stock		Cash Dividends Declared
	High	Low	
2005			
First Quarter	$ 19.96	$ 18.90	$ 0.10
Second Quarter	19.00	16.75	0.10
Third Quarter	19.52	17.08	0.10
Fourth Quarter	18.10	14.86	0.10
2004			
First Quarter	$ 17.89	$ 14.97	$ 0.10
Second Quarter	18.22	15.52	0.10
Third Quarter	17.87	15.80	0.10
Fourth Quarter	19.64	17.25	0.10

The Company had approximately 974 shareholders of record as of December 31, 2005.

The Company's primary source of funds for payment of dividends to its shareholders is the receipt of dividends from NVB and NVB BB. The payment of dividends by a California State chartered bank is subject to various legal and regulatory restrictions. See Note 18 to the Consolidated Financial Statements for information related to dividend matters including information regarding certain limitations on payment of dividends.

The following tables summarize the fourth quarter stock repurchase activity for the Company's current Stock Repurchase Program.

	Total Number of Shares Purchased	Average Price Paid per Share	Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1 thru December 31, 2005	0	$ 0	0	54

The above repurchase program - announced on July 28, 2003 and still in effect, - is the seventh such plan announced by the Company since May of 2001. The program calls for the repurchase of up to 3.0% of the Company's outstanding shares, or 199,154 shares. The repurchases will be made from time to time by the Company in the open market as conditions allow. All such transactions will be structured to comply with Securities and Exchange Commission Rule 10b-18 and all shares repurchased under this program will be retired. The number, price and timing of the repurchases shall be at the Company's sole discretion and the program may be re-evaluated depending on market conditions, liquidity needs or other factors. The Board of Directors, based on such re-evaluations, may suspend, terminate, modify or cancel the program at any time without notice. No shares were repurchased during the fourth quarter of 2005.

ITEM 6. SELECTED FINANCIAL DATA

North Valley Bancorp and Subsidiaries
(dollars in thousands except per share data)

FOR THE YEAR ENDED DECEMBER 31	2005	2004	2003	2002	2001
SUMMARY OF OPERATIONS					
Total interest income	$ 50,678	$ 38,937	$ 35,100	$ 38,902	$ 39,811
Total interest expense	9,703	7,507	7,527	9,792	15,475
Net interest income	40,975	31,430	27,573	29,110	24,336
Provision for loan and lease losses	930	271	-	1,795	1,370
Net interest income after provision for loan and lease losses	40,045	31,159	27,573	27,315	22,966
Total non interest income	11,214	9,456	11,265	9,313	8,852
Total non interest expense	37,592	28,658	27,262	24,728	22,090
Income before provision for income taxes	13,667	11,957	11,576	11,900	9,728
Provision for income taxes	4,518	3,578	3,605	3,836	3,062
Net Income	$ 9,149	$ 8,379	$ 7,971	$ 8,064	$ 6,666
Performance ratios:					
Return on average assets	1.01%	1.08%	1.19%	1.30%	1.18%
Return on average equity	13.42%	16.54%	16.66%	17.31%	13.11%
Capital Ratios:					
Risk based capital:					
Tier 1 (4% Minimum Ratio)	10.12%	10.60%	12.34%	11.33%	11.57%
Total (8% Minimum Ratio)	11.92%	11.73%	13.77%	12.58%	12.82%
Leverage Ratio	8.87%	7.89%	8.49%	8.59%	8.37%
BALANCE SHEET DATA AT DECEMBER 31					
Assets	$ 918,415	$ 866,231	$ 677,693	$ 656,080	$ 594,973
Investment securities and federal funds sold	$ 172,149	$ 219,734	$ 224,010	$ 133,330	$ 132,881
Net loans	$ 616,648	$ 546,128	$ 372,660	$ 437,843	$ 391,022
Deposits	$ 746,690	$ 711,654	$ 598,314	$ 555,053	$ 514,278
Stockholders' equity	$ 71,801	$ 65,448	$ 46,053	$ 50,029	$ 43,678
COMMON SHARE DATA					
Earnings per share (1):					
Basic	$ 1.23	$ 1.24	$ 1.19	$ 1.15	$ 0.84
Diluted	$ 1.17	$ 1.17	$ 1.13	$ 1.11	$ 0.82
Book value (2)	$ 9.58	$ 8.95	$ 7.10	$ 7.20	$ 6.26
Cash dividends per share	$ 0.40	$ 0.40	$ 0.40	$ 0.33	$ 0.27
Dividend payout ratio	34.20%	34.20%	35.40%	28.96%	31.50%
Shares outstanding	7,497,599	7,311,726	6,488,073	6,951,142	6,976,584

(1) All share and per share amounts have been adjusted to give effect to a three for two stock split on May 15, 2003.
(2) Represents stockholders' equity divided by the number of shares of common stock outstanding at the end of the year indicated.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) variances in the actual versus projected growth in assets; (2) return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment; (10) changes in business conditions and inflation; (11) changes in securities markets; (12) data processing problems; (13) a decline in real estate values in the Company's operating market areas; (14) the effects of terrorism, the threat of terrorism or the impact of the current military conflict in Iraq and the conduct of the war on terrorism by the United States and its allies, as well as other factors. The factors set forth under "Item 1A - Risk Factors" in this report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies

General. North Valley Bancorp's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within our financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact the accounting for such transactions could change.

A summary of the Company's most significant accounting policies and accounting estimates is contained in Note 1 to the consolidated financial statements. An accounting estimate recognized in the financial statements is a critical accounting estimate if the accounting estimate requires management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and different estimates that management could reasonably have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of the Company's financial condition, changes in financial condition, or results of operations. Management considers the Company's allowance for loan losses, pro forma costs related to the Company's share-based payments programs, and management's assessment of goodwill and investment impairment to be critical accounting policies.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses is based on the probable estimated losses in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accountings Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued on impaired loans (as defined) based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan and lease losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

Stock Based Compensation. At December 31, 2005, the Company has three stock-based compensation plans: the North Valley Bancorp 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan and the 1999 Director Stock Option Plan, which are described more fully in Note 14 to the Consolidated Financial Statements included herein in Item 8 – Financial Statements and Supplementary Data. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost is reflected in net income under the Employee Plan, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense is recognized in the financial statements for the Director Plans over the vesting period for the difference between the fair value of the shares at the date of the grant and the exercise price, which is equal to 85% of the fair value at the date of the grant. For further information regarding the proforma effect on reported net income and earnings per share as if the Company had elected to recognize compensation cost based on the fair value of the options granted at the date of grant as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," see Note 1 to the Consolidated Financial Statements in Item 8 – Financial Statements and Supplementary Data.

In December 2004, the FASB issued Statement Number 123 (revised 2004) (FAS 123 (R)), *Share-Based Payments*. FAS 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. The Company is required to apply FAS 123 (R) on a modified prospective method. Under this method, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, the Company may elect to adopt FAS 123 (R) by restating previously issued financial statements, basing the expense on that previously reported in their pro forma disclosures required by FAS 123. The Company will adopt FAS 123 (R) effective with its quarterly reporting for the period ending March 31, 2006. Management believes that the effect of the implementation of FAS 123 (R) will be consistent with the pro forma disclosure in Note 1.

Critical assumptions that are assessed in computing the fair value of share-based payments include stock price volatility, expected dividend rates, forfeiture rates and the expected lives of such options.

Goodwill. Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. Goodwill of $15,281,000 was recorded in the Company's acquisition of YCB. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually. Management conducted its first assessment of impairment during the fourth quarter of 2005 and based on its evaluation determined that there was no impairment.

Impairment of Investment Securities. Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, the financial condition of the issuer, rating agency changes related to the issuer's securities and the intent and ability of the Bank to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Business Organization

North Valley Bancorp (the "Company") is a bank holding company for North Valley Bank, a state-chartered, Federal Reserve Member bank and NVB Business Bank, a state-chartered bank. NVB operates out of its main office located at 300 Park Marina Circle, Redding, CA 96001, with twenty-one branches in Northern California including two supermarket branches. NVB BB operates out of its main office located at 200 Main Street, Woodland, California, with branches also in Fairfield, Roseville, Santa Rosa and Ukiah, California. The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of its revenues.

The acquisition of YCB on August 31, 2004 was accounted for under the purchase method of accounting. Under this method, the results of operations of the Company only include the results of operations of YCB (NVB BB) since the acquisition date.

Overview

For the year ended December 31, 2005, the Company recorded net income of $9,149,000 for an increase of $770,000 (9.2%) over the $8,379,000 reported in 2004. Diluted earnings per share were $1.17 for both 2005 and 2004. For 2005, the Company realized a return on average shareholders' equity of 13.42% and a return on average assets of 1.01%, as compared to 16.54% and 1.08% for 2004.

During 2005, total assets increased $52,184,000 (6.0%) to $918,415,000 at year end. The Company was successful in moving more of its earning assets into the loan portfolio as loans increased $71,167,000 (12.9%) and totaled $624,512,000 at December 31, 2005. The loan to deposit ratio at year end 2005 was 83.6% as compared to 77.8% at year end 2004. Total deposits grew $35,036,000 (4.9%) to total $746,690,000 at year end 2005. For the year ended December 31, 2005, the Company declared quarterly dividends totaling $2,981,000 to stockholders of the Company.

During 2005, the Company enhanced the operations of its 2004 purchase of Yolo Community Bank by opening de novo branches in Santa Rosa and Ukiah, rebranding the existing branches as NVB Business Bank and hiring seasoned lending teams that specialize in business lending. These actions supported the Company's rationale for purchasing YCB in order to enter higher growth markets with larger economic bases than those served by the Company previously. The Santa Rosa branch is located in Sonoma County, which at June 30, 2005 had a deposit base of $8.8 billion in commercial banks and savings institutions. It is by far the largest market in the Company's operating area. The Roseville branch is located in Placer County which has the second largest market in the Company's operating area. Management is pleased with the progress at NVB BB as loans increased $23,082,000 (25.2%) net of $68,390,000 in loan participations sold to NVB. This equates to a 100% increase in loans for NVB BB in 2005. Deposit growth at NVB BB in 2005 was $12,956,000 (12.9%) as deposits totaled $113,527,000 at year end. In 2006, emphasis will be placed on increasing market penetration in these high growth markets.

The overall economic environment in 2005 in the Company's primary market area was good. Interest and fees earned on loans and leases increased $12,870,000 or 43.5% to $42,472,000 in 2005. Increased loan volume due to both growth and the full year effect of NVB BB accounted for $10,293,000 of the increase. With the Federal Reserve Board's Open Market Committee (FOMB) raising rates 200 basis points in eight rate changes during 2005, the average yield on the Company's loan and lease portfolio increased to 7.19% from 6.76% in 2004. The rate increase added $2,577,000 to interest income on loans. On a tax-equivalent basis, interest on investments and other earning assets decreased $1,245,000 to a total of $8,966,000 due in most part to a lower volume of investment securities.

Due to the higher interest rates in 2005, the average rate paid on interest bearing liabilities increased to 1.53% from 1.30% in 2004. The higher rates accounted for $1,332,000 of the $2,196,000 or 60.7% total increase in interest expense for the year. Average total interest bearing liabilities grew $56,760,000 or 9.8% in 2005.

The net interest margin for 2005 was 5.22% which was a 55 basis point increase from the net interest margin of 4.67% achieved in 2004. Since the FRB raised interest rates at each of their meetings throughout the year, the net interest margin has continued to strengthen with a resulting net interest margin of 5.40% in the fourth quarter of 2005. That is a 50 basis point increase over the year-ago quarter and 18 basis points higher than the net interest margin for the year 2005. Rising interest rates are generally favorable for the Company's earnings as the rates on earning assets increase more quickly than the rates paid on interest bearing liabilities. At this time, it appears that the FRB is probably very close to its stated objective of attaining a neutral position for the Federal Funds rate, which will end the current tightening cycle.

Loan portfolio quality has remained very good throughout 2005 as the ratio of nonperforming and restructured loans to total loans at December 31, 2005 was 0.12% compared to 0.40% at 2004 year-end.

(A) Results of Operations

Net Interest Income and Net Interest Margin (fully taxable equivalent basis). Net interest income is the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and is the primary revenue source for the Company. Net interest margin is net interest income expressed as a percentage of average earning assets. These items have been adjusted to give effect to $759,000, $876,000 and $765,000 in taxable-equivalent interest income on tax-free investments for the years ending December 31, 2005, 2004 and 2003.

Net interest income for 2005 was $41,734,000, a $9,428,000 (29.2%) increase over net interest income of $32,306,000 in 2004. Both the interest income and interest expense components were affected by the full year of operations of NVB BB versus four months of operations in 2004. Interest income increased $11,624,000 (29.2%) to $51,437,000 in 2005 mostly due to higher volume and yields in the loan portfolio. The average loans outstanding increased $152,269,000 (34.8%) to $590,313,000. This higher loan volume added $10,293,000 to interest income. The average yield earned on the loan portfolio increased 43 basis points to 7.19% for 2005. This increase added $2,577,000 to interest income. The total increase to interest income from the loan portfolio was $12,870,000, which was offset in part by the effect of lower average balances in the investment portfolio. The average balance of the investment portfolio decreased $36,031,000 (15.8%), which accounted for a $1,470,000 decrease in interest income. Yields earned on the investment portfolio in 2005 increased slightly by 5 basis points to 4.38%.

Interest expense in 2005 increased $2,196,000 (29.3%) to $9,703,000. The largest increase was in time certificates of deposits as the average rates paid on these accounts increased 73 basis points to 2.40%. This rate increase added $1,152,000 to interest expense. The next largest increase to interest expense was related to a higher volume of borrowings required to support the Company's operations. The average balances of borrowings increased $13,318,000 to total $77,284,000 and this volume added $589,000 to interest expense in 2005, partially offset by a slight decrease in average rate paid of 0.11%.

The net interest margin for 2005 increased 55 basis points to 5.22% from 4.67% in 2004. The net interest margin for the 4th quarter of 2005 was 5.40%, which was an increase of 50 basis points from 4.90% in the 4th quarter of 2004 and up 17 basis points from the 3rd quarter of 2005. It appears that the FOMB is near the end of the interest rate tightening cycle, so management expects the net interest margin will level off in 2006.

In 2004, net interest income was $32,306,000 for an increase of $3,968,000 (14.0%) from $28,338,000 for 2003. The increase in net interest income in 2004 was primarily due to an increase in interest income of $3,948,000 coupled with a small decrease in interest expense of $20,000. During 2004, average interest-earning assets increased by $94,969,000 from 2003 but the average yield on those assets decreased from 6.00% in 2003 to 5.75% in 2004. Of this increase in average interest-earning assets, $34,284,000 was due to the August 31, 2004 acquisition of YCB.

Average interest-bearing liabilities increased from $500,332,000 in 2003 to $577,707,000 in 2004. This increase in interest-bearing liabilities added $1,487,000 to interest expense but was more than offset by the effect of a reduction in the average rate paid on interest-bearing liabilities which decreased from 1.50% in 2003 to 1.30% in 2004 resulting in the slight reduction in interest expense.

The net interest margin for 2004 was 4.67% as compared to 4.74% for 2003. The decrease in the NIM in 2004 was a result of a decrease in average yields on interest-earning assets of 0.25% partially offset by a decrease in the average rate paid on interest bearing liabilities of 0.20%.

The following table sets forth the Company's consolidated condensed average daily balances and the corresponding average yields received and average rates paid of each major category of assets, liabilities, and stockholders' equity for each of the past three years (dollars in thousands).

	2005			2004			2003		
	Average Balance	Interest	Rate	Average Balance	Interest	Rate	Average Balance	Interest	Rate
Assets									
Federal funds sold	$ 17,704	$ 548	3.10%	$ 26,225	$ 323	1.23%	$ 55,817	$ 596	1.07%
Investments:									
Taxable securities	155,477	5,944	3.82%	187,680	7,080	3.77%	110,264	4,251	3.86%
Non-taxable securities (1)	24,536	1,700	6.93%	28,160	2,152	7.64%	23,054	1,913	8.30%
FNMA Preferred Stock (1)	12,039	771	6.40%	12,040	648	5.38%	8,639	494	5.71%
Interest bearing deposits in other financial institutions	85	2	2.35%	288	8	2.78%	477	16	3.35%
Total investments	192,137	8,417	4.38%	228,168	9,888	4.33%	142,434	6,674	4.69%
Total loans and leases (2) (3)	590,313	42,472	7.19%	438,044	29,602	6.76%	399,217	28,595	7.16%
Total interest-earning assets/ interest income	800,154	51,437	6.43%	692,437	39,813	5.75%	597,468	35,865	6.00%
Non-earning assets	111,591			91,805			80,622		
Allowance for loan and lease losses	(7,585)			(6,638)			(6,734)		
Total assets	$ 904,160			$ 777,604			$ 671,356		
Liabilities and Stockholders' Equity									
Transaction accounts	$ 195,468	833	0.43%	$ 179,474	863	0.48%	$ 151,390	835	0.55%
Savings and money market	202,727	1,727	0.85%	176,745	1,178	0.67%	148,315	1,262	0.85%
Time deposits	158,988	3,813	2.40%	157,522	2,637	1.67%	166,206	3,456	2.08%
Other borrowed funds	77,284	3,330	4.31%	63,966	2,829	4.42%	34,421	1,974	5.73%
Total interest-bearing liabilities/interest expense	634,467	9,703	1.53%	577,707	7,507	1.30%	500,332	7,527	1.50%
Non-interest bearing deposits	190,183			139,417			117,287		
Other liabilities	11,349			9,825			5,906		
Total liabilities	835,999			726,949			623,525		
Stockholders' equity	68,161			50,655			47,831		
Total liabilities and stockholders' equity	$ 904,160			$ 777,604			$ 671,356		
Net interest Income/spread		$ 41,734	4.90%		$ 32,306	4.45%		$ 28,338	4.50%
Net interest margin (4)			5.22%			4.67%			4.74%

(1) Tax-equivalent basis; non-taxable securities are exempt from federal taxation.
(2) Loans on nonaccrual status have been included in the computations of average balances.
(3) Includes loan fees of $2,099, $825 and $228 for the years ended December 31, 2005, 2004 and 2003, respectively
(4) Net interest margin is determined by dividing net interest income by total average interest earning assets.

The following table summarizes changes in net interest income resulting from changes in average asset and liability balances (volume) and changes in average interest rates. The change in interest due to both rate and volume has been allocated to the change in rate (dollars in thousands).

	2005 Compared to 2004			2004 Compared to 2003		
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
Interest income						
Interest on fed funds sold	$ (105)	$ 330	$ 225	$ (364)	$ 91	$ (273)
Interest on investments:						
Taxable securities	(1,214)	78	(1,136)	2,920	(91)	2,829
Non-taxable securities	(277)	(175)	(452)	390	(151)	239
FNMA preferred stock		123	123	183	(29)	154
Interest bearing deposits in other financial institutions	(6)		(6)	(5)	(3)	(8)
Total investments	(1,497)	26	(1,471)	3,488	(274)	3,214
Interest on loans and leases	10,293	2,577	12,870	2,617	(1,610)	1,007
Total interest income	8,691	2,933	11,624	5,741	(1,793)	3,948
Interest expense						
Transaction accounts	77	(107)	(30)	135	(107)	28
Savings and money market	174	375	549	190	(274)	(84)
Time deposits	24	1,152	1,176	(145)	(674)	(819)
Other borrowed funds	589	(88)	501	1,307	(452)	855
Total interest expense	864	1,332	2,196	1,487	(1,507)	(20)
Total change in net interest income	$ 7,827	$ 1,601	$ 9,428	$ 4,254	$ (286)	$ 3,968

Provision for Loan and Lease Losses. The provision for loan and lease losses corresponds to management's assessment as to the inherent risk in the portfolio for potential losses. The provision adjusts the balance in the allowance for loan and lease so that the allowance is adequate to provide for the potential losses based upon historical experience, current economic conditions, the mix in the portfolio and other factors necessary in estimating these losses.

The Company provided $930,000 in 2005, $271,000 in 2004 and none in 2003 for loan and lease losses. Loan charge-offs, net of recoveries were $283,000 in 2005, $566,000 in 2004 and $230,000 in 2003. The ratio of net charge-offs to average loans and leases outstanding were 0.05% in 2005, 0.13% in 2004 and 0.06% in 2003. The ratio of the allowance for loan and lease losses to total loans and leases was 1.26% in 2005, 1.30% in 2004 and 1.71% in 2003.

Noninterest Income. The following table is a summary of the Company's noninterest income for the years ended December 31 (in thousands):

	2005	2004	2003
Service charges on deposit accounts	$ 5,540	$ 5,183	$ 4,768
Other fees and charges	2,653	2,264	2,084
Increase in cash value of life insurance	1,078	1,141	1,342
Gain on sale of loans	690	20	1,917
Gain on sales or calls of securities	117	22	213
Other	1,136	826	941
Total	$ 11,214	$ 9,456	$ 11,265

Total noninterest income increased $1,758,000 (18.6%) to $11,214,000 in 2005 from $9,456,000 for the year ended December 31, 2004. Increase in income from the service charges on deposit accounts and other fees and charges were due to higher business volumes. Non-interest income from gain on sale of loans increased in 2005 due to the resumption of sales of originated mortgage loans. Our mortgage strategy is to continue to sell mortgage loan originations. The increase in other was due to higher sales volumes of annuity and security products to customers. In 2004, noninterest income decreased $1,809,000 (16.1%) from $11,265,000 in 2003. The decrease in 2004 was mainly the result of gains on loan sales recorded in 2003 of $1,917,000 compared to $20,000 in 2004 (in 2003, the Company was selling nearly all fixed rate 30- and 15- mortgages to reduce interest rate risk and keep the duration of the loan portfolio relatively short during the historically low interest rate environment in 2003). Service charge income and other fee income for 2004 increased by $415,000 and $180,000, respectively, compared to 2003. The increases in service charge income and other fee income was due to normal deposit growth during 2004.

Noninterest Expense. The following table is a summary of the Company's noninterest expense for the years ended December 31 (in thousands):

	2005	2004	2003
Salaries and Benefits	$ 19,784	$ 14,741	$ 13,504
Occupancy	2,724	1,966	1,720
Equipment	2,160	2,199	2,614
Professional Services	1,546	1,002	952
ATM and Online Banking	755	718	1,007
Printing and Supplies	606	569	508
Postage	584	486	513
Messenger	490	449	336
Data Processing	1,928	1,093	161
Merger and Integration	-	121	-
Other	7,015	5,314	5,947
Total	$ 37,592	$ 28,658	$ 27,262

Total noninterest expense increased $8,934,000 (31.2%) to $37,592,000 in 2005 compared to $28,685,000 in 2004. The largest increase was in salaries and benefits which increased $5,043,000 (34.2%). Of that increase $2,394,000 was attributable to the opening of the two new NVB BB branches and the full year operations of NVB BB versus four months in 2004. Other salary increases were due to the Company hiring seasoned lending teams that specialize in business lending in Sonoma and Placer counties, enhancing its infrastructure, most notably in accounting and compliance for future growth, higher benefit costs, and general merit increases. Other expenses, including data processing, marketing, and occupancy, increased, which is consistent with the Company's decision to enter into higher growth markets as well as expand its infrastructure to have the capacity for current and planned future growth.

Total noninterest expense increased $1,396,000 to $28,658,000 for the year ended December 31, 2004, from $27,262,000 for the same period in 2003. The increase in 2004 was primarily a result of a $1,237,000 increase in salaries and benefits of which $811,000 was due to YCB and the inclusion of YCB operations for the last four months of 2004. Excluding YCB, salaries and benefits increased by $426,000 over 2003, a 3.2% increase. Occupancy expense increased in 2004 due to the leasing of additional administrative facilities during 2004 and $141,000 was attributable to YCB. Equipment expense decreased by $415,000 due to additional costs incurred in 2003 due to of the Company's new core processing system which was installed in November of 2002. ATM and online banking expense decreased in 2004 due to reduced ATM processing costs. Data processing costs increased due to the outsourcing of the administration of the Company's local area network and wide area networks (LAN/WAN). This outsourcing resulted in a decrease of four full time employees and the elimination of certain other vendors. Messenger expense increased in 2004 due to higher fuel costs and the inclusion of YCB ($51,000). Other expense decreased due to lower marketing expenses and a decrease in overdraft losses primarily associated with the Company's free checking account program.

Income Taxes. The provision for income taxes for the year ended December 31, 2005 was $4,518,000 as compared to $3,578,000 for the same period in 2004 and $3,605,000 for 2003. The effective income tax rate for state and federal income taxes was 33.1%, for the year ended December 31, 2005 compared to 29.9% for the same period in 2004 and 31.1% for the same period in 2003. The difference in the effective tax rate compared to the statutory tax rate (42.05%) is primarily the result of the Company's investment in municipal securities and other equity securities that qualify for the dividend received deduction and the earnings from the cash surrender value of life insurance policies. Interest earned on municipal securities and the dividends received deduction are exempt from federal income tax. Earnings on life insurance policies are exempt from both federal income and California franchise tax. As such, all of these investment strategies lower the Company's effective tax rate.

(B) Balance Sheet Analysis

North Valley Bancorp had total assets of $918,415,000 at December 31, 2005 compared to $866,231,000 at December 31, 2004, representing an increase of $52,184,000 (6.0%). The average balance of total assets for 2005 was $904,160,000, which was an increase of $126,556,000 (16.3%) over the average total asset balance of $777,604,000 in 2004.

Investment Securities. During 2005, the Company used liquidity from the investment securities portfolio to increase the loan portfolio. Consequently, the investment securities portfolio decreased $54,745,000 from year end 2004 to a total of $164,349,000 at December 31, 2005. The investment portfolio had increased $26,594,000 in 2004 to a total of $219,094,000 at December 31, 2004 mostly due to $21,966,000 attributable to the YCB purchase.

The Company's policy regarding investments is as follows:

Trading securities are carried at fair value. Changes in fair value are included in other operating income. The Company did not have any securities classified as trading at December 31, 2005, 2004 and 2003.

Available-for-sale securities are carried at fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, within accumulated other comprehensive income (loss), which is a separate component of stockholders' equity, until realized. Gains or losses on disposition are recorded in other operating income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

The amortized cost of securities and their approximate fair value are summarized in the following table (in thousands):

	December 31,		
	2005	2004	2003
Available-for-Sale (Amortized Cost)			
Obligations of U.S. Government agencies	$ 31,104	$ 34,245	$ 25,701
Obligations of states and political subdivisions	23,473	30,147	25,903
Mortgage-backed securities	105,935	148,160	133,760
Corporate securities	7,994	7,989	6,027
	$ 168,506	$ 220,541	$ 191,391
Available-for-Sale (Fair Value)			
Obligations of U.S. Government agencies	$ 29,863	$ 33,178	$ 25,053
Obligations of states and political subdivisions	23,931	31,136	26,942
Mortgage-backed securities	102,479	146,554	132,776
Corporate securities	7,985	8,093	6,274
	$ 164,258	$ 218,961	$ 191,045
Held-to-Maturity (Amortized Cost)			
Obligations of states and political subdivisions	$ -	$ -	$ 1,455
Mortgage-backed securities	91	133	-
	$ 91	$ 133	$ 1,455
Held-to-Maturity (Fair Value)			
Obligations of states and political subdivisions	$ -	$ -	$ 1,831
Mortgage-backed securities	88	131	-
Obligations of States and Political Subdivisions	$ 88	$ 131	$ 1,831

The policy of the Company requires that management determine the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity, they are classified as investments held to maturity, and carried at amortized cost. Debt securities to be held for indefinite periods of time and not intended to be held to maturity and equity securities are classified as available for sale and carried at market value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other related factors.

Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

At December 31, 2005 the Company held 100,000 shares of FNMA, Series M perpetual preferred stock. The coupon rate is fixed at 4.75% with a taxable-equivalent yield of 6.53%. The securities are owned at par, or $50.00 per share, for a total investment of $5,000,000 and an unrealized loss of $1,100,000 at December 31, 2005. The securities are callable at par on June 1, 2008. The market value per share as of December 31, 2005 was $39.00 per share. At year end, these securities had been in an unrealized loss position for approximately 18 months.

Management carefully evaluated the FNMA preferred stock to determine whether the decline in fair value below the amortized cost value of these securities is other-than-temporary. Among other items, management reviewed relevant accounting literature which included SFAS No. 115, Statement of Auditing Standard ("SAS") No. 92, and Staff Accounting Bulletin ("SAB") No. 59. In conducting this assessment, management evaluated a number of factors including, but not limited to:

- How far fair value has declined below amortized cost
- How long the decline in fair value has existed
- The financial condition of the issuer
- Rating agency changes on the issuer
- Management's intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value

Based on this evaluation, management concluded that these securities were deemed to be temporarily impaired. Management's assessment weighed heavily on normal market fluctuations during this holding period, FNMA's response to its weaker financial condition and analysis of FNMA by rating agencies and investment bankers.

The following table shows estimated fair value of our investment securities, exclusive of equity securities, by year of maturity as of December 31, 2005. Expected maturities, specifically of mortgage-backed securities, may differ significantly from contractual maturities because borrowers may have the right to prepay with or without penalty. Tax-equivalent adjustments have been made in calculating yields on tax exempt securities.

Contractual Maturity Distribution and Yields of Investment Securities (in thousands):

	Within One Year	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total
Available for sale securities:					
Securities of U.S. government agencies and corporations	$ 8,402	$ 7,373			$ 15,775
Mortgage-backed securities	588	94,826	$ 6,735	$ 330	102,479
Tax-exempt securities	553	6,984	5,021	11,373	23,931
Corporate securities	2,023		3,000	2,961	7,984
Total securities available for sale	$ 11,566	$ 109,183	$ 14,756	$ 14,664	$ 150,169
Weighted average yield	3.74%	3.85%	4.17%	4.87%	3.97%
Held to maturity securities:					
Mortgage-back securities	$ 88	$	$	$	$ 88
Weighted average yield	1.94%	%	%	%	1.94%

Loan and Lease Portfolio. The loan and lease portfolio increased $71,167,000 (12.9%) in 2005 and totaled $624,512,000 at December 31, 2005. The Company was successful in penetrating its new markets served by NVB BB as loans in that bank increased $23,082,000 (25.2%) net of $68,390,000 in loan participations sold to NVB. The Company sold $41.6 million of residential mortgage loans during 2005, which partially offset the increase in the loan portfolio. During 2004, loans increased $174,192,000 (45.9%) to $553,345,000 from $379,153,000 at December 31, 2003. Of this increase, $91,605,000 was attributable to YCB at year end 2004. Loans are the Company's largest and highest yielding component of earning assets and as such loan growth is desirable subject to acceptable levels of credit risk. The loan to deposit ratio as of December 31, 2005 was 83.6% compared to 77.8% at December 31, 2004.

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in the primary markets in which the Company operates. Substantially all loans and leases are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits or business or personal assets and leases are generally secured by equipment. The Company's policy for requiring collateral is through analysis of the borrower, the borrower's industry and the economic environment in which the loan or lease would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases at December 31 are summarized as follows (in thousands):

	2005	2004	2003	2002	2001
Commercial, financial and agricultural	$ 63,088	$ 54,903	$ 36,997	$ 40,683	$ 49,248
Real estate – commercial	245,610	224,476	163,474	159,946	99,164
Real estate – construction	199,129	115,518	37,566	25,388	9,764
Real estate – mortgage	39,500	73,007	54,588	104,590	109,830
Installment	40,818	53,185	62,609	87,710	113,970
Direct financing leases	3,120	3,790	689	1,795	3,454
Other	33,890	29,838	23,214	24,271	11,588
Total loans and leases receivable	625,155	554,717	379,137	444,383	397,018
Allowance for loan and lease losses	(7,864)	(7,217)	(6,493)	(6,723)	(5,786)
Deferred loan and lease (fees) costs	(643)	(1,372)	16	183	(210)
Net loans and leases	$ 616,648	$ 546,128	$ 372,660	$ 437,843	$ 391,022

At December 31, 2005 and 2004, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $117,792,000 and $105,205,000, respectively.

The Company was contingently liable under letters of credit issued on behalf of its customers for $14,196,000 and $4,933,000 at December 31, 2005 and 2004, respectively. At December 31, 2005, commercial and consumer lines of credit, and real estate loans of approximately $78,602,000 and $127,608,000, respectively, were undisbursed. At December 31, 2004, commercial and consumer lines of credit, and real estate loans of approximately $46,199,000 and $121,471,000, respectively, were undisbursed. These instruments involve, to varying degrees, elements of credit and market risk more than the amounts recognized in the balance sheet. The contractual or notional amounts of these transactions express the extent of the Company's involvement in these instruments and do not necessarily represent the actual amount subject to credit loss.

The increases in real estate commercial and real estate construction, and to a lesser extent commercial, financial and agricultural loans for the year ended December 31, 2005 are primarily due to loan growth in the commercial banking offices acquired from Yolo Community Bank during 2004, and the newly opened offices in Santa Rosa and Ukiah. The reduction in real estate mortgage loans outstanding December 31, 2005 when compared to December 31, 2004 was primarily due to early prepayment of loans, the sale of mortgages, and the 2005 strategic decision to sell originated mortgage loans.

Maturity Distribution and Interest Rate Sensitivity of Loans and Commitments. The following table shows the maturity of certain loan categories and commitments. Excluded categories are residential mortgages of 1-4 family residences, installment loans and lease financing outstanding as of December 31, 2005. Also provided with respect to such loans and commitments are the amounts due after one year, classified according to the sensitivity to changes in interest rates (in thousands):

	Within One Year	After One Through Five Years	After Five Years	Total
Commercial, financial and agricultural	$ 30,516	$ 20,753	$ 11,819	$ 63,088
Real estate – construction	133,375	57,167	8,587	199,129
Loans maturing after one year with:				
Fixed interest rates		$ 21,191	$ 2,718	$ 23,909
Variable interest rates		56,729	17,688	74,417

Impaired, Nonaccrual, Past Due and Restructured Loans and Leases, and Other Non-performing Assets. The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan or lease agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

At December 31, 2005 and 2004, the recorded investment in loans and leases for which impairment has been recognized was approximately $686,000 and $1,202,000. Of the 2005 balance, approximately $196,000 has a related valuation allowance of $98,000. Of the 2004 balance, approximately $403,000 has a related valuation allowance of $202,000. For the years ended December 31, 2005, 2004 and 2003, the average recorded investment in loans and leases for which impairment has been recognized was approximately $791,000, $1,136,000 and $1,515,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $6,000, $18,000 and $51,000 for cash payments received in 2005, 2004 and 2003.

Loans and leases on which the accrual of interest has been discontinued are designated as nonaccrual loans and leases. Accrual of interest on loans and leases is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan or lease becomes contractually past due by 90 days or more with respect to interest or principal (except that when management believes a loan is well secured and in the process of collection, interest accruals are continued on loans deemed by management to be fully collectible). When a loan or lease is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans and leases is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans and leases when, in the judgment of management, the loans and leases are estimated to be fully collectible as to both principal and interest.

Nonperforming assets at December 31 are summarized as follows (in thousands):

	2005	2004	2003	2002	2001
Nonaccrual loans and leases	$ 686	$ 1,155	$ 1,615	$ 1,452	$ 867
Loans and leases past due 90 days or more and still accruing interest	67	1,015	1,395	864	848
Total nonperforming loans and leases	753	2,170	3,010	2,316	1,715
Other real estate owned	902	-	-	55	287
Total nonperforming assets	$ 1,655	$ 2,170	$ 3,010	$ 2,371	$ 2,002

If interest on nonaccrual loans and leases had been accrued, such income would have approximated $6,000 in 2005, $20,000 in 2004 and $50,000 in 2003. Interest income of $6,000 in 2005, $18,000 in 2004 and $51,000 in 2003 was recorded when it was received on the nonaccrual loans and leases.

Based on its review of impaired, past due and nonaccrual loans and leases and other information known to management at the date of this report, in addition to the nonperforming loans and leases included in the above table, management has not identified other loans and leases about which it has serious doubts regarding the borrowers' ability to comply with present loan repayment terms, such that said loans and leases might subsequently be classified as nonperforming.

At December 31, 2005, there were no commitments to lend additional funds to borrowers whose loans or leases were classified as nonaccrual.

Other real estate owned at December 31, 2005 was $902,000, consisting of land originally purchased for bank expansion, which management now intends to sell as the land is no longer needed due to the acquisition of YCB in 2004.

Allowance for Loan and Lease Losses. The following table summarizes the Company's loan and lease loss experience for the years ended December 31 (dollars in thousands):

	2005	2004	2003	2002	2001
Average loans and leases outstanding	$ 590,313	$ 438,044	$ 399,217	$ 424,272	$ 378,190
Allowance for loan and lease losses at beginning of period	7,217	6,493	6,723	5,786	4,964
Loans and leases charged off:					
Commercial, financial and agricultural	204	219	63	271	213
Real Estate – construction		-	-	-	-
Real Estate – mortgage		53	2	7	27
Installment	398	609	715	924	610
Other		9	139	22	72
Total loans and leases charged off	602	890	919	1,224	922
Recoveries of loans and leases previously charged off:					
Commercial, financial and agricultural	167	128	527	209	194
Real Estate – construction					
Real Estate – mortgage		5	16	1	1
Installment	147	175	138	156	169
Other	5	16	8	-	10
Total recoveries of loans and leases previously charged off	319	324	689	366	374
Net loans and leases charged off	283	566	230	858	548
Provisions for loan and lease losses	930	271	-	1,795	1,370
Allowance acquired (YCB)		1,019			
Balance of allowance for loan and lease losses at end of period	$ 7,864	$ 7,217	$ 6,493	$ 6,723	$ 5,786
Ratio of net charge-offs to average loans and leases outstanding	0.05%	0.13%	0.06%	0.20%	0.15%
Allowance for loan and lease losses to total loans and leases	1.26%	1.30%	1.71%	1.51%	1.46%

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan and lease losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable, which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. The Company also engages a third party credit review consultant to analyze the Company's loan and lease loss adequacy. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

The allowance for loan and lease losses is comprised of two primary types of allowances:

1. Formula Allowance

   Formula allowances are based upon loan and lease loss factors that reflect management's estimate of the inherent loss in various segments or pools within the loan and lease portfolio. The loss factor is multiplied by the portfolio segment (e.g. multifamily permanent mortgages) balance to derive the formula allowance amount. The loss factors are updated periodically by the Company to reflect current information that has an effect on the amount of loss inherent in each segment.

   The formula allowance is adjusted for qualitative factors that are based upon management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or historical performance of loan and lease portfolio segments. The conditions evaluated in connection with the unallocated allowance at December 31, 2005 included the following, which existed at the balance sheet date:

   - General business and economic conditions effecting the Company's key lending areas
   - Real estate values in Northern California
   - Loan volumes and concentrations, including trends in past due and nonperforming loans
   - Seasoning of the loan portfolio
   - Status of the current business cycle
   - Specific industry or market conditions within portfolio segments
   - Model imprecision

2. Specific Allowance

   Specific allowances are established in cases where management has identified significant conditions or circumstances related to an individually impaired credit. In other words, these allowances are specific to the loss inherent in a particular loan. The amount for a specific allowance is calculated in accordance with SFAS No. 114, "*Accounting By Creditors For Impairment Of A Loan.*"

The $7,864,000 in formula and specific allowances reflects management's estimate of the inherent loss in various pools or segments in the portfolio and individual loans and leases, and includes adjustments for general economic conditions, trends in the portfolio and changes in the mix of the portfolio. The level of formula allowance is consistent from 2004 to 2005.

Management anticipates continued growth in commercial lending, including construction and commercial real estate and to a lesser extent consumer and real estate mortgage lending. As a result, future provisions will be required and the ratio of the allowance for loan losses to loans and leases outstanding may increase to reflect increasing concentrations loan type and changes in economic conditions.

The following table shows the allocation of the Company's Allowance and the percent of loans in each category to the total loans at December 31 (dollars in thousands).

	December 31, 2005		December 31, 2004		December 31, 2003		December 31, 2002		December 31, 2001	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Balance Applicable to:										
Commercial, Financial, Agricultural	$ 3,752	49.7%	$ 4,282	53.3%	$ 3,387	53.3%	$ 3,070	45.2%	$ 2,141	37.4%
Real Estate-Construction	2,012	31.9%	1,106	10.0%	530	10.0%	325	5.7%	165	2.5%
Real Estate-Mortgage	97	6.2%	181	14.5%	212	14.5%	390	23.5%	238	27.7%
Consumer	684	6.3%	729	16.1%	1,107	16.1%	1,608	19.7%	1,922	28.7%
Other	407	5.9%	442	6.1%	64	6.1%	232	5.9%	104	3.7%
Unallocated	912	-	477	-	1,193	-	1,098	-	1,216	-
Total	$ 7,864	100.0%	$ 7,217	100.0%	$ 6,493	100.0%	$ 6,723	100.0%	$ 5,786	100.0%

Deposits. Deposits represent the Company's primary source of funds. They are primarily core deposits in that they are demand, savings and time deposits generated from local businesses and individuals. These sources are considered to be relatively stable as they are mostly derived from long-term banking relationships. During 2005, total deposits increased $35,036,000 (4.9%) to $746,690,000 compared to $711,654,000 at December 31, 2004. Of the $35,036,000 increase, $20,960,000 was growth in non-interest bearing deposits.

During 2004, total deposits increased 18.9% to $711,654,000 compared to $598,314,000 at December 31, 2003. Of this $113,340,000 increase, $96,359,000 or 85.0% was attributable to the YCB acquisition. Excluding the effect of the YCB acquisition, non-interest bearing demand, interest-bearing demand and savings deposits increased $48,038,000 while certificates of deposits decreased $31,057,000. The increase in demand deposits was due to a significant number of new accounts opened during 2004, which is attributed to the continued success of the Company's "High Performance Checking Program."

The following table summarizes the Company's deposits at the indicated dates (in thousands):

	December 31,		
	2005	2004	2003
Noninterest-bearing demand	$ 186,555	$ 165,595	$ 118,678
Interest-bearing demand	194,735	187,738	159,123
Savings	195,866	200,628	157,106
Time certificates	169,534	157,693	163,407
Total deposits	$ 746,690	$ 711,654	$ 598,314

Capital Resources. The Company maintains capital to support future growth and dividend payouts while trying to effectively manage the capital on hand. From the depositor standpoint, a greater amount of capital on hand relative to total assets is generally viewed as positive. At the same time, from the standpoint of the shareholder, a greater amount of capital on hand may not be viewed as positive because it limits the Company's ability to earn a high rate of return on shareholders' equity (ROE). Stockholders' equity increased to $71,801,000 as of December 31, 2005, as compared to $65,448,000 at December 31, 2004. The increase was the result of net income of $9,149,000 partially offset by cash dividends of $2,981,000. Under current regulations, management believes that the Company meets all capital adequacy requirements.

The following table displays the Company's capital ratios at December 31, 2005 (dollars in thousands).

	Capital	Ratio	Minimum for Capital Adequacy Purposes
Company:			
Tier 1 capital (to average assets)	$ 80,181	8.87%	4.00%
Tier 1 capital (to risk weighted assets)	$ 80,181	10.12%	4.00%
Total capital (to risk weighted assets)	$ 94,473	11.92%	8.00%

Impact of Inflation. Impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because a financial institution's assets and liabilities consist largely of monetarily based items. The relatively low proportion of the Company's fixed assets (approximately 1.6% at December 31, 2005) reduces both the potential of inflated earnings resulting from understated depreciation and the potential understatement of absolute asset values.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview. The Company constantly monitors earning asset and deposit levels, developments and trends in interest rates, liquidity, capital adequacy and marketplace opportunities with the view towards maximizing shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue market risk. Management responds to all of these to protect and possibly enhance net interest income while managing risks within acceptable levels as set forth in the Company's policies. In addition, alternative business plans and contemplated transactions are also analyzed for their impact. This process, known as asset/liability management is carried out by changing the maturities and relative proportions of the various types of loans, investments, deposits and other borrowings.

Market Risk. Market risk results from the fact that the market values of assets or liabilities on which the interest rate is fixed will increase or decrease with changes in market interest rates. If the Company invests in a fixed-rate, long term security and then interest rates rise, the security is worth less than a comparable security just issued because the older security pays less interest than the newly issued security. If the security had to be sold before maturity, then the Company would incur a loss on the sale. Conversely, if interest rates fall after a fixed-rate security is purchased, its value increases, because it is paying at a higher rate than newly issued securities. The fixed rate liabilities of the Company, like certificates of deposit and fixed-rate borrowings, also change in value with changes in interest rates. As rates drop, they become more valuable to the depositor and hence more costly to the Company. As rates rise, they become more valuable to the Company. Therefore, while the value changes when rates move in either direction, the adverse impacts of market risk to the Company's fixed-rate assets are due to rising rates and for the Company's fixed-rate liabilities, they are due to falling rates. In general, the change in market value due to changes in interest rates is greater in financial instruments that have longer remaining maturities. Therefore, the exposure to market risk of assets is lessened by managing the amount of fixed-rate assets and by keeping maturities relatively short. These steps, however, must be balanced against the need for adequate interest income because variable-rate and shorter-term assets generally yield less interest than longer-term or fixed-rate assets.

Mismatch Risk. The second interest-related risk, mismatched risk, arises from the fact that when interest rates change, the changes do not occur equally in the rates of interest earned and paid because of differences in the contractual terms of the assets and liabilities held. A difference in the contractual terms, a mismatch, can cause adverse impacts on net interest income.

The Company has a certain portion of its loan and lease portfolio tied to the national prime rate. If these rates are lowered because of general market conditions, e.g., the prime rate decreases in response to a rate decrease by the Federal Reserve Open Market Committee ("FOMC"), these loans will be repriced. If the Company were at the same time to have a large proportion of its deposits in long-term fixed-rate certificates, interest earned on loans would decline while interest paid on the certificates would remain at higher levels for a period of time until they mature. Therefore, net interest income would decrease immediately. A decrease in net interest income could also occur with rising interest rates if the Company had a large portfolio of fixed-rate loans and leases and securities that was funded by deposit accounts on which the rate is steadily rising.

This exposure to mismatch risk is managed by attempting to match the maturities and repricing opportunities of assets and liabilities. This may be done by varying the terms and conditions of the products that are offered to depositors and borrowers. For example, if many depositors want shorter-term certificates while most borrowers are requesting longer-term fixed rate loans, the Company will adjust the interest rates on the certificates and loans to try to match up demand for similar maturities. The Company can then partially fill in mismatches by purchasing securities or borrowing funds from the FHLB with the appropriate maturity or repricing characteristics.

Basis Risk. The third interest-related risk, basis risk, arises from the fact that interest rates rarely change in a parallel or equal manner. The interest rates associated with the various assets and liabilities differ in how often they change, the extent to which they change, and whether they change sooner or later than other interest rates. For example, while the repricing of a specific asset and a specific liability may occur at roughly the same time, the interest rate on the liability may rise one percent in response to rising market rates while the asset increases only one-half percent. While the Company would appear to be evenly matched with respect to mismatch risk, it would suffer a decrease in net interest income. This exposure to basis risk is the type of interest risk least able to be managed, but is also the least dramatic. Avoiding concentrations in only a few types of assets or liabilities is the best means of increasing the chance that the average interest received and paid will move in tandem. The wider diversification means that many different rates, each with their own volatility characteristics, will come into play.

Net Interest Income and Net Economic Value Simulations. The tool used to manage and analyze the interest rate sensitivity of a financial institution is known as a simulation model and is performed with specialized software built for this specific purpose for financial institutions. This model allows management to analyze the three specific types of risks; market risk, mismatch risk, and basis risk.

To quantify the extent of all of these risks both in its current position and in transactions it might make in the future, the Company uses computer modeling to simulate the impact of different interest rate scenarios on net interest income and on net economic value. Net economic value or the market value of portfolio equity is defined as the difference between the market value of financial assets and liabilities. These hypothetical scenarios include both sudden and gradual interest rate changes, and interest rate changes in both directions. This modeling is the primary means the Company uses for interest rate risk management decisions.

The hypothetical impact of sudden interest rate shocks applied to the Company's asset and liability balances are modeled quarterly. The results of this modeling indicate how much of the Company's net interest income and net economic value are "at risk" (deviation from the base level) from various sudden rate changes. Although interest rates normally would not change in this sudden manner, this exercise is valuable in identifying risk exposures. The results for the Company's December 31, 2005 analysis indicates the following results for changes in net economic value and changes in net interest income over a one-year period given the same interest rate shocks. This is also where Management wants to position the balance sheet at this time given the current state of the economy. Management believes that short and medium term interest rates will continue to increase slowly and this interest rate risk position will allow the Company to take advantage of future changes in interest rates.

	Shocked by -2%	Shocked by +2%
Net interest income	-9.1%	5.1%
Net economic value	2.9%	-2.5%

For the modeling, the Company has made certain assumptions about the duration of its non-maturity deposits that are based on an analysis performed on the Company's database to determine average length of deposit accounts. This assumption is important to determining net economic value at risk. The Company has compared its assumptions with those used by other financial institutions.

Liquidity. The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors and borrowers. Collection of principal and interest on loans, the pay-downs and maturities of investment securities, deposits with other banks, customer deposits and short term borrowing, when needed, are primary sources of funds that contribute to liquidity. Unused lines of credit from correspondent banks to provide federal funds for $42,500,000 as of December 31, 2005 were available to provide liquidity. In addition, NVB is a member of the Federal Home Loan Bank ("FHLB") providing an additional line of credit of $54,294,000 secured by first deeds of trust on eligible 1-4 unit residential loans and qualifying investment securities. The Company also had a line of credit with the Federal Reserve Bank ("FRB") of $3,138,000 secured by first deeds of trust on eligible commercial real estate loans. As of December 31, 2005, borrowings of $56,500,000 were outstanding with the FHLB, and $31,961,000 was outstanding in the form of Subordinated Debentures.

The Company manages both assets and liabilities by monitoring asset and liability mixes, volumes, maturities, yields and rates in order to preserve liquidity and earnings stability. Total liquid assets (cash and due from banks, federal funds sold, and investment securities) totaled $220,443,000 and $243,809,000 (or 24.0% and 28.2% of total assets) at December 31, 2005 and December 31, 2004, respectively. Total liquid assets for December 31, 2005 and December 31, 2004 include investment securities of $91,000 and $133,000 respectively, classified as held to maturity based on the Company's intent and ability to hold such securities to maturity.

Core deposits, defined as demand deposits, interest bearing demand deposits, regular savings, money market deposit accounts and time deposits of less than $100,000, continue to provide a relatively stable and low cost source of funds. Core deposits totaled $686,608,000 and $661,926,000 at December 31, 2005 and December 31, 2004, respectively.

In assessing liquidity, historical information such as seasonal loan demand, local economic cycles and the economy in general are considered along with current ratios, management goals and unique characteristics of the Company. Management believes the Company is in compliance with its policies relating to liquidity.

Certificates of Deposit. Maturities of time certificates of deposit outstanding of less than $100,000 and $100,000 or more at December 31, 2005 are summarized as follows (in thousands):

	$100,000 and over	**Under $100,000**
Three Months or Less	$ 16,295	$ 34,584
Over Three Months Through Twelve Months	24,695	44,465
Over One Year Through Three Years	18,984	30,295
Over Three Years	108	108
Total	$ 60,082	$ 109,452

As of December 31, 2005, the Company did not have any brokered deposits. In general, it is the Company's policy not to accept brokered deposits.

Other Borrowed Funds. Other borrowings outstanding as of December 31, 2005, 2004 and 2003 consist of Federal Home Loan Bank ("FHLB") advances and at December 31, 2003 a loan from the FRB in the form of a Treasury Tax and Loan note which are generally required to be repaid within 30 days from the transaction date. The following table summarizes these borrowings (in thousands):

	2005	**2004**	**2003**
Short-term borrowings			
FHLB advances	$ 31,500	$ 20,094	$ 7,500
FRB loan			259
Total short-term borrowings	$ 31,500	$ 20,094	$ 7,759
Long-term borrowings			
FHLB advances	$ 25,000	$ 37,500	$ 1,700

The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities (dollars in thousands):

	Short-Term	Long-Term
Amount	$ 31,500	$ 25,000
Maturity	2006	2007-2008
Average rates	3.49%	3.06%

The following table provides information related to the Company's short-term borrowings under its security repurchase arrangements and lines of credit for the periods indicated (in thousands):

	2005	2004	2003
Average balance during the year	$ 30,327	$ 4,990	$ 19,798
Average interest rate for the year	2.73%	3.23%	3.41%
Maximum month-end balance during the year	$ 32,000	$ 32,000	$ 32,792
Average rate as of December 31,	3.49%	2.29%	4.21%

Certain Contractual Obligations

The following chart summarizes certain contractual obligations of the company as of December 31, 2005:

(dollars in thousands)	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Subordinated Debentures, fixed rate of 10.25% payable on 2031	$ 10,310				$ 10,310
Subordinated Debentures, floating rate of 6.45% payable on 2033	6,186				6,186
Subordinated Debentures, floating rate of 6.99% payable on 2034	5,155				5,155
Subordinated Debentures, floating rate of 6.16% payable on 2036	10,310				10,310
FHLB loan, fixed rate of 2.18% payable on January 26, 2006	12,500	12,500			
FHLB loan, fixed rate of 2.81% payable on January 26, 2007	12,500		12,500		
FHLB loan, fixed rate of 3.30% payable on January 26, 2008	12,500			12,500	
Operating lease obligations	4,559	1,224	2,145	753	437
Deferred compensation(1)	2,415	196	253	205	1,761
Supplemental retirement plans(1)	2,968	315	471	462	1,720
Total	$79,403	$14,235	$15,369	$13,920	$35,879

(1) These amounts represent known certain payments to participants under the Company's deferred compensation and supplemental retirement plans. See Note 13 in the financial statements at Item 15 of this report for additional information related to the Company's deferred compensation and supplemental retirement plan liabilities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements required by this item are set forth following Item 15 of this Form 10-K, and are incorporated herein by reference.

The following table discloses the Company's condensed selected unaudited quarterly financial data for each of the quarters in the two-year period ended December 31, 2005.

	For the Quarter Ended							
(in thousands)	March 2005	June 2005	September 2005	December 2005	March 2004	June 2004	September 2004	December 2004
Interest income	$ 11,627	$ 12,336	$ 12,965	$ 13,750	$ 8,846	$ 9,075	$ 9,719	$ 11,297
Interest expense	2,029	2,268	2,581	2,825	1,802	1,821	1,918	1,966
Net interest income	9,598	10,068	10,384	10,925	7,044	7,254	7,801	9,331
Provision for loan and lease losses	270	180	280	200	-	-	216	55
Noninterest income	2,450	2,463	3,067	3,234	2,461	2,250	2,399	2,346
Noninterest expense	8,434	9,463	9,524	10,171	6,590	6,660	7,004	8,404
Income before provision for income taxes	3,344	2,888	3,647	3,788	2,915	2,844	2,980	3,218
Provision for income taxes	1,085	901	1,214	1,318	841	862	912	963
Net income	$ 2,259	$ 1,987	$ 2,433	$ 2,470	$ 2,074	$ 1,982	$ 2,068	$ 2,255
Earnings Per Share:								
Basic	$ 0.31	$ 0.27	$ 0.33	$ 0.33	$ 0.32	$ 0.30	$ 0.28	$ 0.31
Diluted	$ 0.29	$ 0.26	$ 0.31	$ 0.32	$ 0.30	$ 0.29	$ 0.26	$ 0.29

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in reports filed by the Company under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2005. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management's statement as to the framework used to evaluate the effectiveness of, and management's assessment of the effectiveness of, the Company's internal control over financial reporting as of December 31, 2005, appears in this report at page 43 and is incorporated here by this reference. The Company's registered public accounting firm that audited the consolidated financial statements included in this annual report has issued a report on management's assessment of the Company's internal control over financial reporting which appears on page

44 of this report and is incorporated here by this reference. There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2005 that has materially affected or is reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The information concerning directors and executive officers required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders of the Company to be filed with the Securities and Exchange Commission (the "Commission") entitled "Election of Directors" (not including the share information included in the beneficial ownership tables nor the footnotes thereto nor the subsections entitled "Committees of the Board of Directors," "Compensation Committee Interlocks and Insider Participation" and "Meetings of the Board of Directors") and the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders of the Company to be filed with the Commission entitled "Executive Compensation" and the subsection entitled "Election of Directors - Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item is incorporated by reference from sections of the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Election of Directors - Security Ownership of Certain Beneficial Owners and Management," as to share information in the tables of beneficial ownership and footnotes thereto and "Securities Authorized for Issuance Under Equity Compensation Plan."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Principal Accounting Fees and Services."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements required by this item are set forth following Item 15 of this Form 10-K, and are incorporated herein by reference.

The following table discloses the Company's condensed selected unaudited quarterly financial data for each of the quarters in the two-year period ended December 31, 2005.

	For the Quarter Ended							
(in thousands)	March 2005	June 2005	September 2005	December 2005	March 2004	June 2004	September 2004	December 2004
Interest income	$ 11,627	$ 12,336	$ 12,965	$ 13,750	$ 8,846	$ 9,075	$ 9,719	$ 11,297
Interest expense	2,029	2,268	2,581	2,825	1,802	1,821	1,918	1,966
Net interest income	9,598	10,068	10,384	10,925	7,044	7,254	7,801	9,331
Provision for loan and lease losses	270	180	280	200	-	-	216	55
Noninterest income	2,450	2,463	3,067	3,234	2,461	2,250	2,399	2,346
Noninterest expense	8,434	9,463	9,524	10,171	6,590	6,660	7,004	8,404
Income before provision for income taxes	3,344	2,888	3,647	3,788	2,915	2,844	2,980	3,218
Provision for income taxes	1,085	901	1,214	1,318	841	862	912	963
Net income	$ 2,259	$ 1,987	$ 2,433	$ 2,470	$ 2,074	$ 1,982	$ 2,068	$ 2,255
Earnings Per Share:								
Basic	$ 0.31	$ 0.27	$ 0.33	$ 0.33	$ 0.32	$ 0.30	$ 0.28	$ 0.31
Diluted	$ 0.29	$ 0.26	$ 0.31	$ 0.32	$ 0.30	$ 0.29	$ 0.26	$ 0.29

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in reports filed by the Company under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2005. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management's statement as to the framework used to evaluate the effectiveness of, and management's assessment of the effectiveness of, the Company's internal control over financial reporting as of December 31, 2005, appears in this report at page 43 and is incorporated here by this reference. The Company's registered public accounting firm that audited the consolidated financial statements included in this annual report has issued a report on management's assessment of the Company's internal control over financial reporting which appears on page

44 of this report and is incorporated here by this reference. There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2005 that has materially affected or is reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The information concerning directors and executive officers required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders of the Company to be filed with the Securities and Exchange Commission (the "Commission") entitled "Election of Directors" (not including the share information included in the beneficial ownership tables nor the footnotes thereto nor the subsections entitled "Committees of the Board of Directors," "Compensation Committee Interlocks and Insider Participation" and "Meetings of the Board of Directors") and the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders of the Company to be filed with the Commission entitled "Executive Compensation" and the subsection entitled "Election of Directors - Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by this item is incorporated by reference from sections of the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Election of Directors - Security Ownership of Certain Beneficial Owners and Management," as to share information in the tables of beneficial ownership and footnotes thereto and "Securities Authorized for Issuance Under Equity Compensation Plan."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2006 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Principal Accounting Fees and Services."

PART IV

ITEM 15. EXHIBITS AND, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of the report:

1. Financial Statements.

2. Schedules: see (c) below
3. Exhibits: See Index to Exhibits at page 75.

(b) Exhibits
See Index to Exhibits at page 75 of this Annual Report on Form 10-K, which is incorporated herein by reference.

(c) Financial Statement Schedules
Not applicable.

Report of Management on Internal Control Over Financial Reporting

Financial Statements
Management of North Valley Bancorp and its subsidiaries (the Company) is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements as of December 31, 2005, and for the year then ended. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent accounting firm registered with the Public Company Accounting Oversight Board, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the board of directors and committees of the board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's management, including the chief executive officer and chief financial officer, has assessed the effectiveness of the Company's internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on this assessment, management believes that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

Perry-Smith LLP, the registered public accounting firm that audited the consolidated financial statements included in this Annual Report under Item 8, "Financial Statements and Supplementary Data" has issued a report with respect to management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting. This report follows.

PART IV

ITEM 15. EXHIBITS AND, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of the report:

1. Financial Statements.

2. Schedules: see (c) below
3. Exhibits: See Index to Exhibits at page 75.

(b) Exhibits

See Index to Exhibits at page 75 of this Annual Report on Form 10-K, which is incorporated herein by reference.

(c) Financial Statement Schedules

Not applicable.

Report of Management on Internal Control Over Financial Reporting

Financial Statements
Management of North Valley Bancorp and its subsidiaries (the Company) is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements as of December 31, 2005, and for the year then ended. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent accounting firm registered with the Public Company Accounting Oversight Board, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the board of directors and committees of the board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's management, including the chief executive officer and chief financial officer, has assessed the effectiveness of the Company's internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on this assessment, management believes that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

Perry-Smith LLP, the registered public accounting firm that audited the consolidated financial statements included in this Annual Report under Item 8, "Financial Statements and Supplementary Data" has issued a report with respect to management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting. This report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors
North Valley Bancorp

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that North Valley Bancorp and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that North Valley Bancorp and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, North Valley Bancorp and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North Valley Bancorp and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005 and our report dated March 13, 2006 expressed an unqualified opinion.

/s/ Perry-Smith LLP

Sacramento, California
March 13, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
North Valley Bancorp

We have audited the accompanying consolidated balance sheets of North Valley Bancorp and subsidiaries (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Valley Bancorp and subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of North Valley Bancorp and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of North Valley Bancorp's internal control over financial reporting and an unqualified opinion on the effectiveness of North Valley Bancorp's internal control over financial reporting.

/s/Perry-Smith LLP

Sacramento, California
March 13, 2006

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004
(In thousands except share data)

	2005	2004
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 48,294	$ 23,575
Federal funds sold	7,800	640
Total cash and cash equivalents	56,094	24,215
Interest bearing deposits in other financial institutions	-	500
Investment securities available for sale, at fair value	164,258	218,961
Investment securities held to maturity, at amortized cost	91	133
Loans and leases	624,512	553,345
Less: Allowance for loan and lease losses	(7,864)	(7,217)
Net loans and leases	616,648	546,128
Premises and equipment, net	14,946	13,927
Accrued interest receivable	3,834	3,163
Other real estate owned	902	-
FHLB and FRB stock and other securities	5,663	4,826
Bank-owned life insurance policies	28,495	27,541
Core deposit intangibles, net	2,537	3,188
Goodwill	15,153	15,281
Other assets	9,794	8,368
TOTAL ASSETS	$ 918,415	$ 866,231
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Noninterest-bearing	$ 186,555	$ 165,595
Interest-bearing	560,135	546,059
Total deposits	746,690	711,654
Other borrowed funds	56,500	57,594
Accrued interest payable and other liabilities	11,463	9,884
Subordinated debentures	31,961	21,651
Total liabilities	846,614	800,783
Commitments and Contingencies (Note 16)		
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value: authorized 5,000,000 shares; none outstanding	-	-
Common stock, no par value: authorized 20,000,000 shares; outstanding 7,497,599 and 7,311,726 at December 31, 2005 and 2004	39,810	37,917
Retained earnings	34,437	28,403
Accumulated other comprehensive loss, net of tax	(2,446)	(872)
Total stockholders' equity	71,801	65,448
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 918,415	$ 866,231

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands except per share data)

	2005	2004	2003
INTEREST INCOME:			
Interest and fees on loans and leases	$ 42,472	$ 29,602	$ 28,595
Interest on investments:			
Taxable interest income	6,518	7,570	4,627
Nontaxable interest income	1,140	1,442	1,282
Interest on federal funds sold and repurchase agreements	548	323	596
Total interest income	50,678	38,937	35,100
INTEREST EXPENSE:			
Deposits	6,373	4,677	5,553
Subordinated debentures	1,708	1,564	1,306
Other borrowings	1,622	1,266	668
Total interest expense	9,703	7,507	7,527
NET INTEREST INCOME	40,975	31,430	27,573
PROVISION FOR LOAN AND LEASE LOSSES	930	271	-
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	40,045	31,159	27,573
NONINTEREST INCOME:			
Service charges on deposit accounts	5,540	5,183	4,768
Other fees and charges	2,653	2,264	2,084
Earnings on cash surrender value of life insurance policies	1,078	1,141	1,342
Gain on sale of loans	690	20	1,917
Gain on sales or calls of securites	117	22	213
Other	1,136	826	941
Total noninterest income	11,214	9,456	11,265
NONINTEREST EXPENSES:			
Salaries and employee benefits	19,784	14,741	13,504
Occupancy expense	2,724	1,966	1,720
Furniture and equipment expense	2,160	2,199	2,614
Other	12,924	9,752	9,424
Total noninterest expenses	37,592	28,658	27,262
INCOME BEFORE PROVISION FOR INCOME TAXES	13,667	11,957	11,576
PROVISION FOR INCOME TAXES	4,518	3,578	3,605
NET INCOME	$ 9,149	$ 8,379	$ 7,971
Per Share Amounts			
Basic Earnings Per Share	$ 1.23	$ 1.24	$ 1.19
Diluted Earnings Per Share	1.17	1.17	1.13
Cash Dividends Per Common Share	0.40	0.40	0.40

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In thousands except share data)

	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Income (Loss)	Total
Balance January 1, 2003	6,951,142	$ 25,112	$ 23,260	$ 1,657	$ 50,029
Comprehensive income:					
Net income	-	-	7,971	-	7,971
Other comprehensive loss, net of tax of $(1,151)					-
Net unrealized loss on available for sale securities,	-	-	-	-	-
net of reclassification adjustment of $126	-	-	-	(1,805)	(1,805)
Total comprehensive income					6,166
Stock options exercised	66,583	396			396
Stock-based compensation expense	8,100	241	-	-	241
Tax benefit derived from the exercise of stock options	-	127	-	-	127
Repurchase of common stock	(537,618)	(2,468)	(5,767)	-	(8,235)
Fractional shares	(134)	(2)	-	-	(2)
Cash dividends on common stock	-	-	(2,669)	-	(2,669)
Balance December 31, 2003	6,488,073	23,406	22,795	(148)	46,053
Comprehensive income:					
Net income	-	-	8,379	-	8,379
Other comprehensive loss, net of tax of $(500)					-
Net unrealized loss on available for sale securities,					-
net of reclassification adjustment of $13	-	-	-	(724)	(724)
Total comprehensive income					7,655
Stock options excercised, net of shares tendered	75,656	521	-	-	521
Tax benefit derived from the exercise of stock options	-	180	-	-	180
Stock-based compensation expense	6,300	126	-	-	126
Stock issued in Yolo Community Bank acquisition,					
net of stock issuance costs	741,697	12,676	-	-	12,676
Compensation expense on acquired stock options	-	1,008	-	-	1,008
Cash dividends on common stock	-	-	(2,771)	-	(2,771)
Balance December 31, 2004	7,311,726	37,917	28,403	(872)	65,448
Comprehensive income:					
Net income	-	-	9,149	-	9,149
Other comprehensive loss, net of tax of $(1,094):					
Net unrealized loss on available for sale securities,					
net of reclassification adjustment of $70				(1,574)	(1,574)
Total comprehensive income					7,575
Stock options excercised, net of shares tendered	187,723	1,109	-	-	1,109
Stock-based compensation expense	8,550	182	-	-	182
Tax benefit derived from exercise of stock options	-	656	-	-	656
Repurchase of common stock	(10,400)	(54)	(134)	-	(188)
Cash dividends on common stock	-	-	(2,981)	-	(2,981)
Balance December 31, 2005	7,497,599	$ 39,810	$ 34,437	$ (2,446)	$ 71,801

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 (in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 9,149	$ 8,379	$ 7,971
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,242	1,991	2,197
Amortization of premium on securites	261	140	761
Amortization of goodwill and core deposit intangible	779	534	500
Provision for loan and lease losses	930	271	-
Gain on sale or calls on securities	(117)	(22)	(213)
Gain on sale of loans	(690)	(20)	(1,917)
(Gain) loss on sale of premises and equipment	(37)	12	(22)
Deferred tax provision (benefit)	1,156	(156)	566
Stock-based compensation expense	182	126	241
Effect of changes in:			
Accrued interest receivable	(671)	(467)	(107)
Other assets	(1,609)	(1,087)	(2,898)
Accrued interest payable and other liabilities	1,486	2,793	(299)
Net cash provided by operating activities	13,061	12,494	6,780
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net cash paid in acquisition	-	(4,441)	-
Proceeds from sales of other real estate owned	-	465	55
Purchases of available for sale securities	(3,462)	(60,233)	(150,033)
Proceeds from sales of available for sale securities	20,007	-	18,719
Proceeds from maturities/calls of available for sale securities	35,376	54,292	47,873
Proceeds from maturities/calls of held to maturity securities	12	1,455	-
Net change in FHLB and FRB stock and other securities	(837)	(1,191)	(452)
Net change in interest bearing deposits in other financial institutions	500	(377)	394
Proceeds from sales of loans	15,729	-	78,373
Net increase in loans and leases	(86,489)	(92,262)	(11,273)
Proceeds from sales of premises and equipment	37	10	57
Purchases of premises and equipment	(4,996)	(2,792)	(1,775)
Net cash used in investing activities	(24,123)	(105,074)	(18,062)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	35,036	16,981	43,261
Proceeds from issuance of subordinated debentures	10,310	5,155	6,186
Net change in other borrowed funds	(1,094)	38,035	(23,429)
Cash dividends paid	(2,232)	(3,420)	(2,672)
Repurchase of common shares	(188)	-	(8,235)
Cash received for stock options exercised	1,109	521	396
Cash paid in lieu of fractional shares	-	-	(2)
Net cash provided by financing activities	42,941	57,272	15,505
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,879	(35,308)	4,223
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,215	59,523	55,300
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 56,094	$ 24,215	$ 59,523
Supplemental Disclosures of Cash Flow Information			
Cash Paid During the Year for:			
Interest	$ 9,562	$ 6,970	$ 7,727
Income taxes	4,831	2,025	2,440
Noncash Investing and Financing Activities:			
Net Change in Unrealized (Loss) Gain on Available for Sale Investment Securities	(2,668)	(1,234)	(2,382)
Transfer from Loans to Other Real Estate Owned	-	465	-
Cash Dividends Declared	749	-	649
Schedule related to acquisition:			
Deposits	-	96,359	-
Overnight borrowings	-	10,100	-
Other liabilities	-	549	-
Available for sale investment securities	-	(23,316)	-
Held to maturity investment securities	-	(144)	-
Loans, net	-	(81,922)	-
FHLB stock	-	(644)	-
Premises and equipment, net	-	(449)	-
Intangibles	-	(16,731)	-
Other assets	-	(1,927)	-
Compensation expense on stock options	-	1,008	-
Stock issued	-	12,676	-
		$ (4,441)	

The accompanying notes are an integral part of these consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – North Valley Bancorp is a multi-bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System. North Valley Bancorp was incorporated in 1980 in the State of California for the purpose of acquiring North Valley Bank ("NVB") in a one-bank holding company reorganization. NVB was organized in 1972 as a California state-chartered bank. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank ("SRNB"), which then became a wholly-owned subsidiary of North Valley Bancorp. This reorganization was completed under the pooling-of-interests method of accounting for business combinations. In January 2002, SRNB converted from a national association to a California state-chartered bank and changed its name to Six Rivers Bank ("SRB"). On January 1, 2004, SRB was merged with and into NVB in a transaction between entities under common control accounted for similar to a pooling of interests. (For purposes herein, "NVB" shall refer to North Valley Bank including the former branches of SRB and "SRB" will refer to the former branches and operations of SRB). From 2001 to 2005, the Company formed North Valley Capital Trust I, North Valley Capital Trust II, North Valley Capital Trust III, and North Valley Capital Statutory Trust IV (collectively, the Trusts) which are Delaware statutory business trusts formed for the exclusive purpose of issuing and selling Trust Preferred Securities. Bank Processing, Inc., a wholly-owned subsidiary of North Valley Bancorp, currently provides data processing services to the Company. On August 31, 2004, the Company acquired Yolo Community Bank ("YCB") in a transaction accounted for under the purchase method of business combinations (see Note 2). Yolo Community Bank changed its name to NVB Business Bank ("NVB BB") effective February 11, 2005.

North Valley Bancorp and subsidiaries (the "Company") operates as a single business segment. The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of the Company's revenues. Collectively, NVB and NVB BB operate 26 branches, including two supermarket branches, in Northern California.

General - The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation and Basis of Presentation- The consolidated financial statements include North Valley Bancorp and its wholly owned subsidiaries: NVB and its wholly owned subsidiary, North Valley Basic Securities; NVB BB; Bank Processing, Inc. ("BPI"); and North Valley Trading Company. North Valley Trading Company and North Valley Basic Securities did not have any activity in 2005, 2004 and 2003. All material intercompany accounts and transactions have been eliminated in consolidation.

For financial reporting purposes, the Company's investments in the Trusts are not consolidated and are included in other assets on the consolidated balance sheet. The subordinated debentures issued and guaranteed by the Company and held by the Trusts are reflected on the Company's consolidated balance sheet in accordance with provisions of Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities.*

Cash and Cash Equivalents - For the purposes of the consolidated statement of cash flows, cash and cash equivalents have been defined as cash, demand deposits with correspondent banks, cash items, settlements in transit, and federal funds sold and repurchase agreements. Generally, federal funds are sold for one-day periods and repurchase agreements are sold for eight to fourteen-day periods. Cash equivalents have remaining terms to maturity of three months or less from the date of acquisition.

Reserve Requirements. The Company is subject to regulation by the Federal Reserve Board. The regulations require the Company to maintain certain cash reserve balances on hand or at the Federal Reserve Bank (FRB). At December 31, 2005 and 2004, the Company had reserves of $1,543,000 and $441,000. As compensation for check-clearing services, additional compensating balances of $1,000,000 at December 31, 2005 were maintained with the Federal Reserve Bank.

Investment Securities - The Company accounts for its investment securities as follows:

> ***Trading securities*** are carried at fair value. Changes in fair value are included in noninterest income. The Company did not have any securities classified as trading at December 31, 2005 and 2004.
>
> ***Available for sale securities*** are carried at estimated fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, as a net amount within accumulated other comprehensive income (loss), which is a separate component of stockholders' equity.
>
> ***Held to maturity securities*** are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

Gains or losses on disposition are recorded in noninterest income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method.

Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Loans and Leases - Loans and leases are reported at the principal amount outstanding, net of unearned income, including net deferred loan fees, and the allowance for loan and lease losses.

Interest on loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

The Company may purchase loans or acquire loans through a business combination for which differences exist between the contractual cash flows and the cash flows expected to be collected due, at least in part, to credit quality. When the Company acquires such loans, the yield that may be accreted (accretable yield) is limited to the excess of the Company's estimate of undiscounted cash flows expected to be collected over the Company's initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected may not be recognized as an adjustment to yield, loss, or a valuation allowance. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as an impairment. The Company may not "carry over" or create a valuation allowance in the initial accounting for loans acquired under these circumstances. At December 31, 2005, there were no loans being accounted for under this policy.

Deferred Loan Fees - Loan fees and certain related direct costs to originate loans are deferred and amortized to income by a method that approximates a level yield over the contractual life of the underlying loans.

Allowance for Loan and Lease Losses - The allowance for loan and lease losses is established through a provision for loan and lease losses charged to operations. Loans and leases are charged against the allowance for loan and lease losses when management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. Management attributes formula reserves to different types of loans using percentages which are based upon perceived risk associated with the portfolio and underlying collateral, historical loss experience, and vulnerability to existing economic conditions, which may affect the collectibility of the loans. Specific reserves are allocated for impaired loans and leases which have experienced a decline in internal grading and when management believes additional loss exposure exists. The unallocated allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent losses with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. Although the allowance for loan and lease losses is allocated to various portfolio segments, it is general in nature and is available for the loan and lease portfolio in its entirety. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and leases. Actual amounts could differ from those estimates.

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan or lease agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation, which is computed principally on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the respective leases. The Company evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Other Real Estate Owned - Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at its fair value less estimated costs to sell (fair value). The amount, if any, by which the recorded amount of the loan exceeds the fair value less estimated costs to sell are charged to the allowance for loan or lease losses, if necessary. After foreclosure, valuations are periodically performed by management with any subsequent write-downs recorded as a valuation allowance and charged against operating expenses. Operating expenses of such properties, net of related income, are included in other expenses and gains and losses on their disposition are included in other income and other expenses.

FHLB and FRB stock and Other Securities – The Company purchases restricted stock in the Federal Home Loan Bank of San Francisco (FHLB), the Federal Reserve Bank (FRB) and others as required to participate in various programs offered by these institutions. These investments are carried at historical cost and may be redeemed at par with certain restrictions.

Core Deposit Intangibles – These assets represent the excess of the purchase price over the fair value of the tangible net assets acquired from a branch acquisition by SRB and the estimated fair value of the deposit relationships acquired in the acquisition of YCB and is being amortized by the straight-line method. The cost assigned to the branch acquisition intangible was $1,262,000 with accumulated amortization of $1,990,000 at December 31, 2005. It is being amortized at $505,000 per year with a remaining amortization period of two and one-half years. The YCB core deposit intangible was recorded at $1,421,000 in August, 2004 with accumulated amortization of $175,000 at December 31, 2005. It is being amortized at $145,000 per year over an estimated life of ten years with a remaining amortization period of approximately nine years. Amortization expense on these intangibles was $650,000, $541,000, and $501,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Goodwill – Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the fair values assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. Goodwill was recorded in the Company's acquisition of YCB. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill will be assessed for impairment at a reporting unit level at least annually. There was no impairment resulting from management's assessment in 2005.

Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities - The Company originates and sells residential mortgage loans to the Freddie Mac and others. The Company retains the servicing on all loans sold. Deferred origination fees and expenses are recognized at the time of sale in the determination of the gain or loss. Upon the sale of these loans, the Company's investment in each loan is allocated between the servicing retained and the loan, based on the relative fair value of each portion. The gain (loss) is recognized at the time of sale based on the difference between the sale proceeds and the allocated carrying value of the related loans sold. The fair value of the contractual servicing is reflected as a servicing asset, which is amortized over the period of estimated net servicing income using a method approximating the interest method. The servicing asset is included in other assets on the consolidated balance sheet, and is evaluated for impairment on a periodic basis.

Income Taxes - The Company applies the asset and liability method to account for income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

Earnings per Share - Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. Earnings per share is retroactively adjusted for stock dividends and stock splits for all periods presented.

Stock-Based Compensation - At December 31, 2005, the Company has three stock-based compensation plans: the North Valley Bancorp 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan and the 1999 Director Stock Option Plan, which are described more fully in Note 14. The Company accounts for these plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. No stock-based employee compensation cost is reflected in net income under the Employee Plan, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Compensation expense is recognized in the financial statements for the Director Plans over the vesting period for the difference between the fair value of the shares at the date of the grant and the exercise price which is equal to 85% of the fair value.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation. Pro forma adjustments to the Company's net earnings and earnings per share are disclosed during the years in which the options become vested.

	2005	2004	2003
Net income:			
As reported	$ 9,149	$ 8,379	$ 7,971
Add: total stock-based compensation expense included in net income, net of tax	107	74	141
Deduct: total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(497)	(260)	(426)
Proforma	$ 8,759	$ 8,193	$ 7,686
Basic earnings per common share:			
As reported	$ 1.23	$ 1.24	$ 1.19
Pro forma	$ 1.18	$ 1.21	$ 1.14
Diluted earnings per common and equivalent share:			
As reported	$ 1.17	$ 1.17	$ 1.13
Pro forma	$ 1.13	$ 1.15	$ 1.09
Weighted average fair value of options granted during the year	$ 3.26	$ 3.02	$ 2.68

The fair value of each option is estimated on the date of grant using an option-pricing model with the following assumptions:

	2005	2004	2003
Dividend yield	2.18%-2.28%	2.47%-2.74%	3.59%
Expected volatility	15.50%	16.00%	19.29%
Risk-free interest rate	3.58%	3.58%-5.00%	5.00%
Expected option life	7 years	7 years	7 years

Disclosures About Segments of an Enterprise – The Company uses the "management approach" for reporting business segment information. The management approach is based on the segments within a company used by the chief operating decision-maker for making operating decisions and assessing performance. Reportable segments are based on such factors as products and services, geography, legal structure or any other manner by which a company's management distinguishes major operating units. Utilizing this approach, management has determined that the Company has only one reportable segment.

Comprehensive Income – Comprehensive income includes net income and other comprehensive income or loss, which represents the change in its net assets during the period from nonowner sources. The components of other comprehensive income or loss for the Company include the unrealized gain or loss on available-for-sale securities and adjustments to the minimum pension liability and are presented net of tax. Comprehensive income is reported on the consolidated statement of changes in stockholders' equity.

New Accounting Pronouncements –

Other-Than-Temporary Impairment

In March 2004, the Financial Accounting Standards Board (FASB) and Emerging Issues Task Force (EITF) reached consensus on several issues being addressed in EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired and was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosure provisions of EITF Issue No. 03-1 continue to be effective for the Company's consolidated financial statements for the year ended December 31, 2005.

On November 3, 2005, the FASB issued FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP nullifies certain requirements of EITF Issue No. 03-1, and supersedes EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. The guidance in this FSP amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective for reporting periods beginning after December 15, 2005. Management does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of this guidance.

Share-Based Payments

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004) (FAS 123 (R)), Share-Based Payments. FAS 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. In April 2005, the Securities and Exchange Commission adopted a rule that defers the compliance date of FAS 123 (R) from the first reporting period beginning after June 15, 2005 to the first fiscal year beginning after June 15, 2005, effectively January 1, 2006 for the Company. FAS 123 (R) allows for either a modified prospective recognition of compensation expense or a modified retrospective recognition. The Company currently intends to apply the modified prospective recognition method and implement the provisions of FAS 123 (R) beginning in the first quarter of 2006. Management has completed its evaluation of the effect that FAS 123 (R) will have and believes that the effect of its implementation will be consistent with the pro forma disclosures noted above.

Accounting Changes and Error Corrections

On June 7, 2005, the FASB issued Statement No. 154 (FAS 154), Accounting Changes and Error Corrections - a replacement of Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Under the provisions of FAS 154, voluntary changes in accounting principles are applied retrospectively to prior periods' financial statements unless it would be impractical to do so. FAS 154 supersedes APB Opinion No. 20, which required that most voluntary changes in accounting principles be recognized by including in the current period's net income the cumulative effect of the change. FAS 154 also makes a distinction between "retrospective application" of a change in accounting principle and the "restatement" of financial statements to reflect the correction of an error. The provisions of FAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. Management of the Company does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

Reclassifications - Certain amounts in 2004 and 2003 have been reclassified to conform with the 2005 financial statement presentation.

2. ACQUISITION

On August 31, 2004, pursuant to the Agreement and Plan of Reorganization dated April 23, 2004, the Company completed its acquisition of Woodland, California-based YCB through a merger and tax-free reorganization whereby YCB became a wholly-owned subsidiary. Under the terms of the agreement, YCB shareholders received a combination of $9.5 million in cash and 741,697 shares of the Company's common stock in exchange for their YCB shares. This acquisition was sought by management as a method to gain entry into higher-growth markets that were relatively contiguous to its existing footprint. Entry into these markets via acquisition was deemed to be a more cost-effective method for achieving growth than de novo branch expansion.

The estimated fair value of assets acquired and liabilities assumed in the YCB acquisition are as follows (in thousands):

		August 31, 2004
Cash and due from banks	$	5,601
Investment securities		24,104
Loans, net		81,922
Premises and equipment		449
Other assets		18,658
Total assets acquired		130,734
Total deposits		96,359
Borrowed funds		10,100
Other liabilities		549
Total liabilities assumed		107,008
Purchase price	$	23,726

The excess of the purchase price over the estimated fair value of the net assets acquired was $15.2 million, which was recorded as goodwill. Goodwill is not deductible for tax purposes. Assets acquired also included a core deposit intangible of $1.42 million. This asset is being amortized over ten years and will result in amortization expense of $145,000 in each of the next nine years. Other estimated fair value adjustments were not significant. The consolidated financial statements of the Company include the accounts of YCB since September 1, 2004.

The following supplemental pro forma information discloses selected financial information for the year indicated as though the YCB merger had been completed as of the beginning of the year being reported. There are no material nonrecurring items included in the pro forma information.

(In thousands except per share data)

	Year ended December 31,			
	2004		2003	
Revenue	$	52,575	$	52,530
Net income	$	8,676	$	8,505
Diluted earnings per share	$	1.10	$	1.09

3. INVESTMENT SECURITIES

At December 31, the amortized cost of investment securities and their estimated fair value were as follows (in thousands):

		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Available for sale securities:								
December 31, 2005								
Securities of US. government agencies and corporations	$	16,015	$		$	(241)	$	15,774
Obligations of states and political subdivisions		23,473		541		(83)		23,931
Mortgage-backed securities		105,935		43		(3,499)		102,479
Corporate debt securities		7,994		23		(32)		7,985
Equity securities		15,089		27		(1,027)		14,089
	$	168,506	$	634	$	(4,882)	$	164,258
December 31, 2004								
Securities of US. government agencies and corporations	$	19,118	$	17	$	(211)	$	18,924
Obligations of states and political subdivisions		30,147		1,035		(46)		31,136
Mortgage-backed securities		148,160		206		(1,812)		146,554
Corporate debt securities		7,989		104				8,093
Equity securities		15,127		34		(907)		14,254
	$	220,541	$	1,396	$	(2,976)	$	218,961

		Carrying Amount (Amortized Cost)		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Held to maturity securities:								
December 31, 2005								
Mortgage-backed securities	$	91	$	-	$	(3)	$	88
December 31, 2004								
Mortgage-backed securities	$	133	$	-	$	(2)	$	131

Net unrealized losses on available for sale securities totaling $4,248,000 and $1,580,000 were recorded, net of $1,741,000 and $648,000 in tax benefits, as accumulated other comprehensive loss within stockholders' equity at December 31, 2005 and 2004, respectively.

Gross realized gains on sales or calls of securities categorized as available for sale securities were $297,000, $22,000 and $257,000 in 2005, 2004 and 2003. Gross realized losses on sales or calls of securities categorized as available for sale securities were $180,000 and $44,000 in 2005 and 2003. There were no gross realized losses on sales or calls of available for sale securities in 2004.

There were no sales or gross realized gains or losses on calls of held to maturity securities in 2005, 2004 and 2003. There were no transfers between available for sale and held to maturity investment securities in 2005, 2004, and 2003.

The following table shows gross unrealized losses and the estimated fair value of available for sale investment securities, aggregated by investment category, for investment securities that are in an unrealized loss position at December 31, 2005 (in thousands). Unrealized losses for held to maturity investment securities totaled $3,000 and are not included in the following table.

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Description of Securities						
Securities of U.S. government agencies and corporations	$ 15,774	$ 241	$	$	$ 15,774	$ 241
Obligations of states and political subdivisions	6,240	83			6,240	83
Mortgage-backed securities	12,826	281	87,916	3,218	100,742	3,499
Other securities	3,000	10	13,025	1,049	16,025	1,059
Total temporarily impaired securities	$ 37,840	$ 615	$ 100,941	$ 4,267	$ 138,781	$ 4,882

At December 31, 2005, the Company held 163 investment securities of which 65 were in a loss position for less than twelve months and 38 were in a loss position for twelve months or more. Management periodically evaluates each investment security for other than temporary impairment, relying primarily on industry analyst reports, observation of market conditions and interest rate fluctuations. Management believes it will be able to collect all amounts due according to the contractual terms of the underlying investment securities and that the noted decline in fair value is considered temporary and due principally to interest rate fluctuations.

At December 31, 2005 the Company held 100,000 shares of FNMA, Series M perpetual preferred stock. The coupon rate is fixed at 4.75% with a taxable-equivalent yield of 6.53%. The securities are owned at par, or $50.00 per share, for a total investment of $5,000,000 and an unrealized loss of $1,100,000 at December 31, 2005. The securities are callable at par on June 1, 2008. The market value per share as of December 31, 2005 was $39.00 per share. At year end, these securities had been in an unrealized loss position for approximately 18 months.

Management carefully evaluated the FNMA preferred stock to determine whether the decline in fair value below the amortized cost of these securities is other-than-temporary. Among other items, management reviewed relevant accounting literature which included SFAS No. 115, Statement of Auditing Standard ("SAS") No. 92, and Staff Accounting Bulletin ("SAB") No. 59. In conducting this assessment, management evaluated a number of factors including, but not limited to:

- How far fair value has declined below amortized cost
- How long the decline in fair value has existed
- The financial condition of the issuer
- Rating agency changes on the issuer
- Management's intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value

Based on this evaluation, management concluded that these securities were deemed to be temporarily impaired. Management's assessment weighed heavily on its intent and ability to hold the securities to recovery, normal market fluctuations during this holding period, FNMA's response to its weaker financial condition, and analysis of FNMA by rating agencies and investment bankers.

Contractual maturities of held to maturity and available for sale securities (other than other securities (all of which are equity securities) with an amortized cost of approximately $15,089,000 and a fair value of approximately $14,089,000) at December 31, 2005, are shown below (in thousands). The Company invests in collateralized mortgage obligations ("CMOs") issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and Government National Mortgage Association. Actual maturities of CMOs and other securities may differ from contractual maturities because borrowers have the right to prepay mortgages without penalty or call obligations with or without call penalties. The Company uses the "Wall Street" consensus average life at the time the security is purchased to schedule maturities of these CMOs and adjusts scheduled maturities periodically based upon changes in the Wall Street estimates.

	Held to Maturity Securities		Available for Sale Securities	
	Amortized Cost (Carrying Amount)	Fair Value	Amortized Cost	Fair Value (Carrying Amount)
Due in 1 year or less	$ 91	$ 88	$ 11,615	$ 11,566
Due after 1 year through 5 years			112,577	109,183
Due after 5 years through 10 years			14,798	14,756
Due after 10 years`			14,427	14,664
	$ 91	$ 88	$ 153,417	$ 150,169

At December 31, 2005 and 2004, securities having fair value amounts of approximately $103,584,000 and $100,973,000 were pledged to secure public deposits, short-term borrowings, treasury tax and loan balances and for other purposes required by law or contract.

4. LOANS AND LEASES

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in Yolo, Solano, Placer, Sonoma, Shasta, Humboldt, Mendocino, Trinity and Del Norte Counties and neighboring communities. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits, real estate or business or personal assets. Leases are generally secured by equipment. The Company's policy for requiring collateral reflects the Company's analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases at December 31 were as follows (in thousands):

	2005	2004
Commercial	$ 63,088	$ 54,903
Real estate – commercial	245,610	224,476
Real estate – construction	199,129	115,518
Real estate – mortgage	39,500	73,007
Installment	40,818	53,185
Direct financing leases	3,120	3,790
Other	33,890	29,838
Total loans and leases	625,155	554,717
Allowance for loan and lease losses	(7,864)	(7,217)
Deferred loan fees, net	(643)	(1,372)
Net loans and leases	$ 616,648	$ 546,128

At December 31, 2005 and 2004, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $117,792,000 and $105,205,000.

Certain real estate loans receivable are pledged as collateral for available borrowings with the FHLB, FRB, and certain correspondent banks. Pledged loans totaled $54,116,000 and $72,467,000 at December 31, 2005 and 2004 (see note 10).

The components of the Company's direct financing leases at December 31 are summarized below (in thousands):

	2005	2004
Future minimum lease payments	$ 3,119	$ 3,774
Residual interests	57	93
Initial direct costs	2	9
Unearned income	(58)	(86)
	$ 3,120	$ 3,790

Future minimum lease payments are as follows (in thousands):

2006	$ 1,198
2007	621
2008	342
2009	291
2010	192
Thereafter	475
Total	$ 3,119

Changes in the allowance for loan and lease losses for the years ended December 31 were as follows (in thousands):

	2005	2004	2003
Balance, beginning of year	$ 7,217	$ 6,493	6,723
Allowance acquired in YCB transaction	-	1,019	-
Provision charged to operations	930	271	-
Loans charged off	(602)	(890)	(919)
Recoveries	319	324	689
Balance, end of year	$ 7,864	$ 7,217	$ 6,493

5. IMPAIRED AND NONPERFORMING LOANS AND LEASES

At December 31, 2005 and 2004, the recorded investment in impaired loans and leases was approximately $686,000 and $1,202,000. Of the 2005 balance, approximately $196,000 has a related valuation allowance of $98,000. Of the 2004 balance, approximately $403,000 has a related valuation allowance of $202,000. For the years ended December 31, 2005, 2004 and 2003, the average recorded investment in impaired loans and leases was approximately $791,000, $1,136,000 and $1,515,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $6,000, $18,000 and $51,000 for cash payments received in 2005, 2004 and 2003.

Nonperforming loans and leases include all such loans and leases that are either on nonaccrual status or are 90 days past due as to principal or interest but still accrue interest because such loans are well-secured or in the process of collection. Nonperforming loans and leases at December 31 are summarized as follows (in thousands):

	2005	2004
Nonaccrual loans and leases	$ 686	$ 1,155
Loans and leases 90 days past due but still accruing interest	67	1,015
Total nonperforming loans and leases	$ 753	$ 2,170

Interest income forgone on nonaccrual loans and leases approximated $6,000 in 2005, $20,000 in 2004 and $50,000 in 2003.

At December 31, 2005, there were no commitments to lend additional funds to borrowers whose loans or leases were on nonaccrual status.

6. PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows (in thousands):

	2005	2004
Land	$ 2,310	$ 3,165
Buildings and improvements	8,518	8,361
Furniture, fixtures and equipment	17,327	14,650
Leasehold improvements	2,525	635
Construction in progress	787	1,845
	31,467	28,656
Accumulated depreciation and amortization	(16,521)	(14,729)
	$ 14,946	$ 13,927

7. OTHER ASSETS

Major classifications of other assets at December 31 were as follows (in thousands):

	2005	2004
Deferred taxes	$ 4,308	$ 4,371
Prepaid expenses	1,291	1,587
Other	4,195	2,410
	$ 9,794	$ 8,368

8. DEPOSITS

The aggregate amount of time certificates of deposit in denominations of $100,000 or more was $60,082,000 and $49,728,000 at December 31, 2005 and 2004. Interest expense incurred on such time certificates of deposit was $1,349,000, $835,000 and $1,029,000 for the years ended December 31, 2005, 2004 and 2003. At December 31, 2005, the scheduled maturities of all time deposits were as follows (in thousands):

Years	Amount
2006	$ 120,140
2007	46,448
2008	2,946
	$ 169,534

9. LINES OF CREDIT

At December 31, 2005, the Company had the following lines of credit with correspondent banks to purchase federal funds (in thousands):

Description	Amount	Expiration
Unsecured	$ 14,500	6/30/2006
Unsecured	10,000	7/31/2006
Unsecured	8,000	Annually
Unsecured	10,000	Annually

Secured:		
First deeds of trust on eligible 1-4 unit residential loans	40,658	Monthly
First deeds of trust on eligible commercial real estate loans	3,138	Monthly
Securities Backed Credit Program	13,636	Monthly

10. BORROWING ARRANGEMENTS

Other borrowed funds include FHLB advances. Short-term borrowings are generally required to be repaid within 30 days from the transaction date. The following table summarizes these borrowings at December 31 (in thousands):

	2005	2004
Short-term borrowings:		
FHLB advances	$ 31,500	$ 20,094
Total short-term borrowings	$ 31,500	$ 20,094
Long-term borrowings:		
FHLB advances	$ 25,000	$ 37,500
Total long-term borrowings	$ 25,000	$ 37,500
Total borrowed funds	$ 56,500	$ 57,594

The FHLB advances are collateralized by loans and securities. The following is a breakdown of rates and maturities at December 31, 2005 (dollars in thousands):

	Short Term	Long Term
Amount	$ 31,500	$ 25,000
Maturity	2006	2007-2008
Average Rate	3.49%	3.06%

11. SUBORDINATED DEBENTURES

The Company owns the common stock of four business trusts that have issued an aggregate of $31.0 million in trust preferred securities fully and unconditionally guaranteed by the Company. The entire proceeds of each respective issuance of trust preferred securities were invested by the separate business trusts into junior subordinated debentures issued by the Company, with identical maturity, repricing and payment terms as the respective issuance of trust preferred securities. The aggregate amount of junior subordinated debentures issued by the Company is $32.0 million, with the maturity dates for the respective debentures ranging from 2031 through 2036.

The trust preferred securities issued by the trusts are currently included in Tier 1 capital in the amount of $24,572,000 and in Tier 2 capital in the amount of $6,428,000 for purposes of determining Leverage, Tier 1 and Total Risk-Based capital ratios. Beginning March 31, 2009, a more restrictive formula must be used to determine the amount of trust preferred securities that may be included in regulatory Tier 1 capital. At that time, trust preferred securities equal to no more than 25% of the sum of all core capital elements, which generally is defined as shareholders' equity less goodwill and any related deferred income tax liability will be allowed in Tier 1 capital. The regulations currently in effect only limit the amount of trust preferred securities that may be included in Tier 1 capital to 25% of the sum of core capital elements without a deduction for goodwill. Management has determined that the Company's Tier 1 capital ratios would remain above the regulatory minimum had the modification of the capital regulations been in effect at December 31, 2005.

The following table summarizes the terms of each subordinated debenture issuance (dollars in thousands):

Series	Date Issued	Maturity	Fixed or Variable Rate	Current Rate	Rate Index	Redemption Date	Amount at December 31, 2005	2004
North Valley Capital Trust I	7/16/01	7/25/31	Fixed	10.25%	N/A	7/25/11	$ 10,310	$ 10,310
North Valley Capital Trust II	3/28/03	4/24/33	Variable	6.45%	LIBOR + 3.25%	4/24/08	6,186	6,186
North Valley Capital Trust III	4/20/04	4/24/34	Variable	6.99%	LIBOR + 2.80%	7/23/09	5,155	5,155
North Valley Capital Statuatory Trust IV	12/29/05	3/15/36	Variable	6.16%	LIBOR + 1.33%	3/15/11	10,310	-
							$ 31,961	$ 21,651

Deferred costs related to the Subordinated Debentures, which are included in other assets in the accompanying consolidated balance sheet, totaled $481,000 and $556,000 at December 31, 2005 and 2004, respectively. Amortization of the deferred costs was $75,000, $52,000 and $15,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

12. INCOME TAXES

The provision for income taxes for the years ended December 31, was as follows (in thousands):

	2005	2004	2003
Current:			
Federal	$ 2,647	$ 3,412	$ 2,279
State	715	322	760
Total	3,362	3,734	3,039
Deferred tax (benefit):			
Federal	1,067	(299)	344
State	89	143	222
Total	1,156	(156)	566
Total provision for income taxes	$ 4,518	$ 3,578	$ 3,605

The effective federal tax rate for the years ended December 31, differs from the statutory tax rate as follows:

	2005	2004	2003
Federal income tax at statutory rates	35.0%	35.0 %	35.0 %
State income taxes net of federal income tax benefit	3.8%	4.7 %	5.4 %
Tax exempt income	(6.0)%	(8.5)%	(7.6)%
Other	0.3%	(1.3)%	(1.7)%
Effective tax rate	33.1%	29.9 %	31.1 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset at December 31 are as follows (in thousands):

	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 3,607	$ 3,309
Accrued pension obligation	1,143	1,087
Deferred compensation	1,145	1,105
Deferred loan fees and costs	-	217

Discount on acquired loans	271	320
Unrealized loss on available for sale securities	1,741	648
Stock-based compensation	406	323
Other	-	199
Total deferred tax assets	8,313	7,208
Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	868	941
FHLB stock dividend	340	182
Originated mortgage servicing rights	398	306
Mark to market adjustment	1,865	826
California franchise tax	-	86
Core deposit intangibles	335	496
Deferred loan fees and costs	155	-
Other	44	-
Total deferred tax liabilities	4,005	2,837
Net deferred tax asset	$ 4,308	$ 4,371

The Company believes that it is more likely than not that it will realize the above deferred tax assets in future periods; therefore, no valuation allowance has been provided against its deferred tax assets.

13. RETIREMENT AND DEFERRED COMPENSATION PLANS

Substantially all employees with at least one year of service participate in a Company-sponsored employee stock ownership plan (ESOP). The Company made discretionary contributions to the ESOP for the years ended December 31, 2005, 2004 and 2003 of $250,000, $192,000 and $192,000. At December 31, 2005, the ESOP owned approximately 215,000 shares of the Company's common stock.

The Company maintains a 401(k) plan covering employees who have completed 1,000 hours of service during a 12-month period and are age 21 or older. Voluntary employee contributions are partially matched by the Company. The Company made contributions to the plan for the years ended December 31, 2005, 2004 and 2003 of $163,000, $97,000 and $77,000, respectively.

The Company has a nonqualified executive deferred compensation plan for key executives and directors. Under this plan, participants voluntarily elect to defer a portion of their salary, bonus or fees and the Company is required to credit these deferrals with interest. The Company's deferred compensation obligation of $2,415,000 and $2,305,000 as of December 31, 2005 and 2004, respectively, is included in accrued interest payable and other liabilities.

The Company has a supplemental retirement plan for key executives and a supplemental retirement plan for certain retired key executives and directors. These plans are nonqualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and holds policies with cash surrender values of $28,495,000 and $27,541,000 at December 31, 2005 and 2004, respectively. The related accrued pension obligation of $2,968,000 and $2,758,000 as of December 31, 2005 and 2004, respectively, is included in accrued interest payable and other liabilities.

The following tables set forth the status of the nonqualified supplemental retirement defined benefit pension plans at or for the year ended December 31 (in thousands):

	2005	2004
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ (2,916)	$ (2,587)
Service cost	(277)	(235)
Interest cost	(195)	(173)
Actuarial loss	(1,229)	(139)
Benefits paid	318	218
Projected benefit obligation at end of year	$ (4,299)	$ (2,916)

	2005	2004
Change in plan assets:		
Fair value of plan assets at beginning of year		
Employer contribution	$ 318	$ 218
Benefits paid	(318)	(218)
Fair value of plan assets at end of year	$ -	$ -
Funding:		
Unfunded status	$ (4,299)	$ (2,916)
Unrecognized actuarial gain	1,125	(104)
Unrecognized prior service cost	206	237
Unrecognized net transition obligation	-	25
Net amount recognized (accrued pension cost)	$ (2,968)	$ (2,758)

	2005	2004
Assumptions used in computing the unfunded status and periodic benefit costs were:		
Discount rate	6.50%	6.50%
Expected return on assets	N/A	N/A
Rate of compensation increase (supplemental executive retirement plan only)	8.00%	8.00%

	2005	2004	2003
Components of net periodic benefits cost:			
Service cost	$ 277	$ 235	$ 197
Interest cost	195	173	164
Amortization of net obligation at transition	25	25	25
Prior service amortization	31	31	31
Recognized net actuarial gain			(10)
Net periodic net actuarial gain	$ 528	$ 464	$ 407

Estimated costs expected to be accrued in 2006 are $848,000. The following table presents the benefits expected to be paid under the plan in the periods indicated (in thousands):

Year	Pension Benefits
2006	$ 305
2007	313
2008	313
2009	313
2010	313
2011 - 2015	1,654

14. STOCK-BASED COMPENSATION

During 2005, 2004 and 2003, each director was awarded 900 shares of common stock, resulting in an additional 8,550, 6,300 and 8,100 shares being issued. Compensation cost related to these awards was recognized based on the fair value of the shares at the date of the award.

Under the Company's stock option plans as of December 31, 2005, 912,832 shares of the Company's common stock are available for future grants to directors and employees of the Company. Under the Director Plan, options may not be granted at a price less than 85% of fair market value at the date of the grant. Under the Employee Plan, options may not be granted at a price less than the fair market value at the date of the grant. Under both plans, options may be exercised over a ten year term and vest ratably over four years from the date of the grant. A summary of outstanding stock options follows:

	Options	Weighted Average Exercise Price
Outstanding, January 1, 2003	1,015,298	$ 7.90
Granted	65,100	13.06
Exercised	(66,583)	7.34
Expired or canceled	(15,839)	7.46
Outstanding December 31, 2003	997,976	8.28
Granted	55,652	15.85
Options assumed in merger	114,759	5.96
Exercised	(76,814)	6.98
Expired or canceled	(33,825)	7.24
Outstanding December 31, 2004	1,057,748	8.55
Granted	76,899	18.96
Exercised	(203,464)	6.98
Expired or canceled	(34,623)	15.03
Outstanding December 31, 2005	896,560	$ 9.51

(777,595 exercisable at weighted average price of $8.59)

Information about stock options outstanding at December 31, 2005 is summarized as follows:

Range of Exercise Prices	Options Outstanding	Average Remaining Contractual Life (Years)	Average Exercise Price of Options Outstanding	Options Exercisable	Average Exercise Price of Options Exercisable
$ 5.53-6.09	9,000	1	$ 5.90	9,000	$ 5.90
$ 5.36-10.63	114,647	2	$ 9.09	114,647	$ 9.09
$ 6.80-8.58	370,900	3	$ 7.26	369,535	$ 7.26
$ 6.67	7,500	4	$ 6.67	7,500	$ 6.67
$ 7.58-8.87	136,952	5	$ 8.02	136,952	$ 8.02
$ 9.40-10.24	101,063	6	$ 10.03	80,018	$ 10.03
$ 13.07	52,975	7	$ 13.07	31,565	$ 13.07
$ 15.75-16.18	38,362	8	$ 15.77	15,345	$ 15.77
$ 17.00-19.86	65,161	9	$ 18.84	13,033	$ 18.84

15. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock.

There was no difference in the numerator used in the calculation of basic earnings per share and diluted earnings per share. The denominator used in the calculation of basic earnings per share and diluted earnings per share for each of the years ended December 31 is reconciled as follows (in thousands):

	2005	2004	2003
Calculation of Basic Earnings Per Share:			
Numerator – net income	$ 9,149	$ 8,379	7,971
Denominator – weighted average common shares outstanding	7,424	6,780	6,715
Basic earnings per share	$ 1.23	$ 1.24	$ 1.19
Calculation of Diluted Earnings Per Share:			
Numerator – net income	$ 9,149	$ 8,379	$ 7,971
Denominator:			
Weighted average common shares outstanding	7,424	6,780	6,715
Dilutive effect of outstanding options	374	384	364
Weighted average common shares outstanding and common stock equivalents	7,798	7,164	7,079
Diluted earnings per share	$ 1.17	$ 1.17	$ 1.13

16. COMMITMENTS AND CONTINGENCIES

The Company is involved in legal actions arising from normal business activities. Management, based upon the advice of legal counsel, believes that the ultimate resolution of all pending legal actions will not have a material effect on the Company's financial position or results of its operations or its cash flows.

The Company has operating leases for certain premises and equipment. Rent expense for such leases for the years ended December 31, 2005, 2004 and 2003 was $1,241,000, $968,000 and $627,000.

The following schedule represents the Company's noncancelable future minimum scheduled lease payments at December 31, 2005 (in thousands):

2006	$ 1,224
2007	1,195
2008	950
2009	575
2010	178
Thereafter	437
Total	$ 4,559

The Company was contingently liable under letters of credit issued on behalf of its customers in the amount of $14,196,000 and $4,933,000 at December 31, 2005 and 2004. At December 31, 2005, commercial and consumer lines of credit and real estate loans of approximately $78,602,000 and $127,608,000 were undisbursed. At December 31, 2004, commercial and consumer lines of credit and real estate loans of approximately $46,199,000 and $121,471,000 were undisbursed.

Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants and such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt securities, equity securities or business or personal assets.

Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to inventory purchases by the Company's commercial and technology division customers and such guarantees are typically short term. Credit risk is similar to that involved in extending loan commitments to customers and the Company, accordingly, uses evaluation and collateral requirements similar to those for loan commitments. Virtually all of such commitments are collateralized.

Loan commitments and standby letters of credit involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the balance sheet and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 2005 and 2004, no losses are anticipated as a result of these commitments.

In management's opinion, a concentration exists in real estate-related loans which represent approximately 77% and 75% of the Company's loan portfolio at December 31, 2005 and 2004. Although management believes such concentrations to have no more than the normal risk of collectibility, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represents the primary source of repayment for a majority of these loans.

17. RELATED PARTY TRANSACTIONS

At December 31, 2005 and 2004, certain officers, directors and their associates and principal shareholders were indebted to the Company for loans made on substantially the same terms, including interest rates and collateral, as comparable transactions with unaffiliated parties.

A summary of activity for the years ended December 31, 2005 and 2004 is as follows (in thousands; renewals are not reflected as either new loans or repayments):

	2005	2004
Beginning balance	$ 5,320	$ 3,817
Borrowings	3,613	3,713
Repayments	(2,733)	(2,210)
Directors or officers no longer associated with the Company	(1,868)	-
	$ 4,332	$ 5,320

18. REGULATORY MATTERS

The Company, NVB, and NVB BB are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, NVB and NVB BB must meet specific capital guidelines that involve quantitative measures of the Company's, NVB's and NVB BB's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's, NVB's and NVB BB's capital amounts and NVB's and NVB BB's prompt corrective action classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company, NVB and NVB BB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company, NVB and NVB BB meet all capital adequacy requirements to which they are subject.

The most recent notifications from the Federal Deposit Insurance Corporation for NVB and NVB BB as of December 31, 2005 categorized NVB and NVB BB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized NVB and NVB BB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed NVB's or NVB BB's category.

The Company's, NVB's and NVB BB's actual capital amounts (in thousands) and ratios are also presented in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Minimum Amount	Minimum Ratio	Minimum Amount	Minimum Ratio
Company						
As of December 31, 2005:						
Total capital (to risk weighted assets)	$ 94,473	11.92%	$ 63,395	8.00%	N/A	N/A
Tier 1 capital (to risk weighted assets)	$ 80,181	10.12%	$ 31,698	4.00%	N/A	N/A
Tier 1 capital (to average assets)	$ 80,181	8.87%	$ 36,147	4.00%	N/A	N/A
As of December 31, 2004:						
Total capital (to risk weighted assets)	$ 74,859	11.73%	$ 51,036	8.00%	N/A	N/A
Tier 1 capital (to risk weighted assets)	$ 67,642	10.60%	$ 25,518	4.00%	N/A	N/A
Tier 1 capital (to average assets)	$ 67,642	7.89%	$ 34,274	4.00%	N/A	N/A
North Valley Bank						
As of December 31, 2005:						
Total capital (to risk weighted assets)	$ 76,647	11.58%	$ 52,940	8.00%	66,175	10.00%
Tier 1 capital (to risk weighted assets)	$ 70,127	10.60%	$ 26,470	4.00%	39,705	6.00%
Tier 1 capital (to average assets)	$ 70,127	9.19%	$ 30,522	4.00%	38,153	5.00%
As of December 31, 2004:						
Total capital (to risk weighted assets)	$ 62,201	11.59%	$ 42,942	8.00%	53,678	10.00%
Tier 1 capital (to risk weighted assets)	$ 56,074	10.45%	$ 21,471	4.00%	32,207	6.00%
Tier 1 capital (to average assets)	$ 56,074	7.49%	$ 29,953	4.00%	37,442	5.00%
North Valley Business Bank						
As of December 31, 2005:						
Total capital (to risk weighted assets)	$ 15,354	11.02%	$ 11,145	8.00%	13,931	10.00%
Tier 1 capital (to risk weighted assets)	$ 14,010	10.06%	$ 5,572	4.00%	8,359	6.00%
Tier 1 capital (to average assets)	$ 14,010	9.89%	$ 5,669	4.00%	7,086	5.00%
As of December 31, 2004:						
Total capital (to risk weighted assets)	$ 10,521	10.38%	$ 8,108	8.00%	10,134	10.00%
Tier 1 capital (to risk weighted assets)	$ 9,431	9.31%	$ 4,054	4.00%	6,081	6.00%
Tier 1 capital (to average assets)	$ 9,431	8.73%	$ 4,321	4.00%	5,401	5.00%

The Company's ability to pay cash dividends is dependent on dividends paid to it by NVB and NVB BB and limited by California law. Under California law, the holders of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available, subject to certain restrictions. California General Corporation Law prohibits the Company from paying dividends on its common stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend, the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities.

The Company's ability to pay dividends is also limited by certain covenants contained in the indentures relating to trust preferred securities that have been issued by four business trusts and corresponding junior subordinated debentures. The Company owns the common stock of the four business trusts. The indentures provide that if an Event of Default (as defined in the indentures) has occurred and is continuing, or if the Company is in default with respect to any obligations under our guarantee agreement which covers payments of the obligations on the trust preferred securities, or if the Company gives notice of any intention to defer payments of interest on the debentures underlying the trust preferred securities, then the Company may not, among other restrictions, declare or pay any dividends.

Dividends from NVB or NVB BB to the Company are restricted under certain federal laws and regulations governing banks. In addition, California law restricts the total dividend payments of any bank to the lesser of the bank's retained earnings or the bank's net income for the latest three fiscal years, less dividends previously declared during that period, at any time without the prior approval of the California Department of Financial Institutions. As of December 31, 2005, the maximum amount available for dividend distributions by NVB and NVB BB to the Company under these restrictions was approximately $7.2 million.

19. OTHER NONINTEREST EXPENSES

The major classifications of other noninterest expenses for the years ended December 31 were as follows (in thousands):

	2005	2004	2003
Professional services	$ 1,546	$ 1,002	$ 952
ATM and on-line banking expense	755	718	1,007
Printing and supplies	606	569	1,021
Marketing expense	1,011	726	946
Operations expense	953	778	729
Loan expense	574	544	828
Amortization of intangibles	651	541	501
Other	6,828	4,874	3,440
	$ 12,924	$ 9,752	$ 9,424

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimation technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of financial instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Estimates of fair value have not been adjusted to reflect tax ramifications or changes in market conditions subsequent to December 31, 2005; therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

The following assumptions were used as of December 31, 2005 and 2004 to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

(a) **Cash and Cash Equivalents** - The carrying amount represents a reasonable estimate of fair value.

(b) **Interest Bearing Deposits in Other Financial Institutions** - The carrying amount represents a reasonable estimate of fair value.

(c) **Investment Securities** – The fair value of held to maturity securities are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Available for sale securities are carried at fair value. The carrying value of FHLB, FRB, and other securities represents a reasonable estimate of fair value.

(d) **Loans and Leases** - Commercial loans, residential mortgages, construction loans and direct financing leases are segmented by fixed and adjustable rate interest terms, by maturity, and by performing and nonperforming categories.

The fair value of performing loans and leases is estimated by discounting contractual cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Assumptions regarding credit risk, cash flow, and discount rates are determined using available market information.

The fair value of nonperforming loans and leases is estimated by discounting estimated future cash flows using current interest rates with an additional risk adjustment reflecting the individual characteristics of the loans.

(e) **Bank-owned Life Insurance** - The carrying amount and estimated fair values are based on current cash surrender values at each reporting date provided by the insurers.

(f) **Deposits** – Noninterest-bearing and interest-bearing demand deposits and savings accounts are payable on demand and their carrying values are assumed to be at fair value. The fair value of the core deposit intangible has not been included as a component of the fair value estimate. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is based on rates currently offered for deposits of similar size and remaining maturities.

(g) **Other Borrowed Funds** - The fair value of other borrowed funds is estimated by discounting the contractual cash flows using the current interest rate at which similar borrowings for the same remaining maturities could be made.

(h) **Subordinated Debentures** - The fair value of the subordinated debentures is estimated by discounting the contractual cash flows using the current interest rate at which similar securities with the same remaining maturity could be made.

(i) **Commitments to Fund Loans/Standby Letters of Credit** - The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The differences between the carrying value of commitments to fund loans or stand by letters of credit and their fair value are not significant and therefore not included in the following table.

(j) **Accrued Interest Receivable/Payable** – The carrying amount of accrued interest receivable and accrued interest payable represents a reasonable estimate of fair value.

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and cash equivalents	$ 56,094	$ 56,094	$ 24,215	$ 24,215
FHLB, FRB and other securities	$ 5,663	$ 5,663	$ 4,826	$ 4,826
Interest bearing deposits in other financial institutions	$ -	$ -	$ 500	$ 500
Securities:				
Available for sale	$ 164,258	$ 164,258	$ 218,961	$ 218,961
Held to maturity	$ 91	$ 88	$ 133	$ 131
Loans and leases	$ 616,648	$ 620,597	$ 546,128	$ 553,833
Bank-owned life insurance	$ 28,495	$ 28,495	$ 27,541	$ 27,541
Accrued interest receivable	$ 3,834	$ 3,834	$ 3,163	$ 3,163
FINANCIAL LIABILITIES				
Deposits	$ 746,690	$ 746,655	$ 711,654	$ 711,295
Other borrowed funds	$ 56,500	$ 55,891	$ 57,594	$ 57,108
Subordinated debentures	$ 31,961	$ 44,821	$ 21,651	$ 24,321
Accrued interest payable	$ 1,390	$ 1,390	$ 1,249	$ 1,249

21. PARENT COMPANY ONLY - CONDENSED FINANCIAL INFORMATION

The condensed financial statements of North Valley Bancorp are presented below (in thousands):

CONDENSED BALANCE SHEET
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash and cash equivalents	$ 2,114	$ 162
Available for sale securities at fair value	28	96
Investments in banking subsidiaries	99,997	84,296
Investments in other subsidiaries	633	365
Investment in unconsolidated subsidiary grantor trusts	961	651
Other assets	1,616	2,993
Total assets	$ 105,349	$ 88,563
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividend payable	$ 749	
Subordinated debentures	31,961	$ 21,651
Other liabilities	838	1,464
Stockholders' equity	71,801	65,448
Total liabilities and stockholders' equity	$ 105,349	$ 88,563

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
INCOME:			
Dividends from subsidiaries	$ 4,500	$ 12,600	$ 5,200
Other income	10,413	7,501	8,685
Total income	14,913	20,101	13,885
EXPENSE:			
Interest on subordinated debentures	1,708	1,563	1,306
Salaries and employee benefits	8,517	6,259	5,657
Legal and accounting	1,259	801	952
Other	2,836	2,246	2,638
Merger and acquisition expense		38	
Tax benefit	(1,631)	(1,424)	(766)
Total expense	12,689	9,483	9,787
Income before equity in undistributed income of subsidiaries	2,224	10,618	4,098
Equity in undistributed (distributed) income of subsidiaries	6,925	(2,239)	3,873
Net income	9,149	8,379	7,971
Other comprehensive loss, net of tax	(1,574)	(724)	(1,805)
Total comprehensive income	$ 7,575	$ 7,655	$ 6,166

CONDENSED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 9,149	$ 8,379	$ 7,971
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in (undistributed) distributed income of subsidiaries	(6,925)	2,239	(3,873)
Stock-based compensation expense	182	126	241
Effect of changes in:			
Other assets	1,274	(162)	(684)
Other liabilities	32	(495)	353
Net cash provided by operating activities	3,712	10,087	4,008
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available for sale securities	-	(3,997)	(18,700)
Proceeds from maturities of available for sale securities	153	3,997	18,700
Investment in and acquisition of subsidiaries	(10,600)	(12,553)	
Investment in unconsolidated subsidiary grantor trusts	(310)	(155)	(186)
Net cash used in investing activities	(10,757)	(12,708)	(186)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	(2,232)	(3,420)	(2,672)
Proceeds from issuance of subordinated debentures	10,310	5,155	6,186
Repurchase of common shares	(189)		(8,235)
Stock options exercised	1,108	521	396
Cash paid for fractional shares			(2)
Net cash provided by (used in) financing activities	8,997	2,256	(4,327)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,952	(365)	(505)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	162	527	1,032
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,114	$ 162	$ 527

INDEX OF EXHIBITS

Exhibit No.	Exhibit Name	Sequential Page No
2(a)	Agreement and Plan of Reorganization and Merger, dated as of October 3, 1999 (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on October 12, 1999).	*
2(b)	Addendum to Agreement and Plan of Reorganization and Merger dated as of September 25, 2000 (incorporated by reference from Exhibit 2.7 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
2(c)	Agreement and Plan of Merger Merger dated April 23, 2004, by and between North Valley Bancorp and Yolo Community Bank (incorporated by reference from Exhibit 99.54 to the Company's Current Report on Form 8-K filed with the Commission on April 26, 2004).	*
3(a)	Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended June 30, 1998).	*
3(b)	Certificate of Amendment of Amended and Restated Articles of Incorporation of North Valley Bancorp.	*
3(c)	By-laws of North Valley Bancorp, as amended and restated.	*
4(a)	Amended and Restated Declaration of Trust (North Valley Capital Trust I) dated July 16, 2001 (incorporated by reference from Exhibit 4(a) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(b)	Indenture (North Valley Capital Trust I) dated July 16, 2001 (incorporated by reference from Exhibit 4(b) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(c)	Junior Subordinated Debt security of North Valley Bancorp (incorporated by reference from Exhibit 4(c) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(d)	Guarantee Agreement for North Valley Capital Trust I (North Valley Bancorp) dated July 16, 2001 (incorporated by reference from Exhibit 4(d) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(e)	Amended and Restated Declaration of Trust (North Valley Capital Trust II) dated April 10, 2003 (incorporated by reference from Exhibit 4(e) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
4(f)	Indenture (North Valley Capital Trust II) dated April 10, 2003 (incorporated by reference from Exhibit 4(f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*

4(g)	Guarantee Agreement for North Valley Capital Trust II (North Valley Bancorp) dated April 10, 2003 (incorporated by reference from Exhibit 4(g) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
4(h)	Amended and Restated Declaration of Trust (North Valley Capital Trust III) dated May 5, 2004 (incorporated by reference from Exhibit 4(h) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(i)	Indenture (North Valley Capital Trust III) dated May 5, 2004 (incorporated by reference from Exhibit 4(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(j)	Guarantee Agreement for North Valley Capital Trust III (North Valley Bancorp) dated May 5, 2004 (incorporated by reference from Exhibit 4(j) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(k)	Amended and Restated Declaration of Trust (North Valley Capital Statutory Trust IV) dated December 29, 2005 (incorporated by reference from Exhibit 99.94 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006)	*
4(l)	Indenture (North Valley Capital Statutory Trust IV) dated December 29, 2005 (incorporated by reference from Exhibit 99.95 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(m)	Guarantee Agreement for North Valley Capital Statutory Trust IV (North Valley Bancorp) dated December 29, 2005 (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(n)	Junior Subordinated Debt Security Due 2036 (North Valley Capital Statutory Trust IV) (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(o)	Capital Security Certificate (North Valley Capital Statutory Trust IV) (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
10(a)	Shareholder Protection Rights Agreement, dated September 9, 1999 (incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K filed with the Commission on September 23, 1999).	*
10(b)	North Valley Bancorp 1989 Employee Stock Option Plan, as amended (incorporated by reference from Exhibit 4.1 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(c)	North Valley Bancorp 1989 Employee Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.3 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*

10(vv)	Lease for 100 B Street, Suite 110, Santa Rosa, California, dated October 19, 2004, between North Valley Bank and Sonja Valentina LLC (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(ww)	Lease for 375 North Sunrise Blvd., Suite 100, Roseville, California, dated January 7, 2005, between Yolo Community Bank and MW Investments(incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(xx)	Office Building Lease for 101 North State Street, Suite A, Ukiah, California, dated November 3, 2004, between North Valley Bank and Southport Land & Commercial Company, Inc (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(yy)	Lease for 711 Jefferson Street, Suite A, Fairfield, California, dated September 30, 2004, between Yolo Community Bank and JLC Contracting, Inc (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(zz)	North Valley Bancorp 401(k) Plan, amended and restated effective September 1, 2004 (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(aaa)	Fourth Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective March 28, 2005 (incorporated by reference from Exhibit 10(aaa) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
10(bbb)	Lease for 100 B Street, suite 360, Santa Rosa, California, dated April 15, 2005, between North Valley Bank and Sonja Valentina LLC (incorporated by reference from Exhibit 10(bbb) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
10(ccc)	Lease for 2515 Park Marina Drive, Suite 102, Redding, California dated March 15, 2005, between the McConnell Foundation and North Valley Bancorp (incorporated by reference from Exhibit 10(ccc) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
10(ddd)	Severance and Release Agreement (effective as of May 31, 2005) between Edward J. Czajka, Executive Vice President and Chief Financial Officer of the North Valley Bancorp (incorporated by reference from Exhibit 99.83 to the Company's Current Report on Form 8-K filed with the Commission on June 8, 2005).**	*

10(eee)	Form of Executive Employment Agreement between North Valley Bancorp for Scott Louis, Roger Nash, and Gary Litzsinger (incorporated by reference from Exhibit 99.91 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2005).**	*
10(fff)	Amendment to information services contract with Information Technology, Inc. dated June 17, 2002 (incorporated by reference from Exhibit 99.92 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2005).	*
10(ggg)	North Valley Bancorp Salary Continuation Plan with Jack R. Richter, dated December 31, 2005 (incorporated by reference from Exhibit 99.102 to the Company's Current Report on Form 8-K filed with the Commission on January 6, 2006).**	
10(hhh)	First Amendment to North Valley Bancorp Employee (401K) Plan, effective April 28, 2005.	
10(iii)	Second Amendment to North Valley Bancorp Employee (401K) Plan, effective April 28, 2005.	
10(jjj)	Third Amendment to North Valley Bancorp Employee (401K) Plan, effective December 30, 2005.	
10(kkk)	Fifth Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective June 4, 2005.	
14	North Valley Bancorp Corporate Governance Code of Ethics (incorporated by reference from Exhibit 14 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
21	List of Subsidiaries.	
23	Consent of Perry-Smith LLP	
31	Rule 13a-14(a) / 15d-14(a) Certifications	
32	Section 1350 Certifications	

*Previously filed.
** Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH VALLEY BANCORP
By:

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer

/s/ SHARON L. BENSON
Sharon L. Benson
Senior Vice President and Acting Chief Financial Officer

DATE: March 14, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME AND SIGNATURE	TITLE	DATE
/s/ Michael J. Cushman Michael J. Cushman	Director, President and Chief Executive Officer (Principal Executive Officer)	
/s/ William W. Cox William W. Cox	Director	
/s/Royce L. Friesen Royce L. Friesen	Director	
/s/ Dan W. Ghidinelli Dan W. Ghidinelli	Director	
/s/ Kevin D. Hartwick Kevin D. Hartwick	Director	
/s/ Dolores M. Vellutini Dolores M. Vellutini	Director	
/s/ Roger B. Kohlmeier Roger B. Kohlmeier	Director	
/s/ Martin A. Mariani Martin A. Mariani	Director	
/s/ J. M. Wells, Jr. J. M. Wells, Jr.	Director	
/s/ Sharon L. Benson Sharon L. Benson	Senior Vice President and Acting Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	

Annual Meeting

The Annual Meeting of Shareholders of North Valley Bancorp will be held in the administrative offices of North Valley Bancorp, 300 Park Marina Circle, Redding, California, on Thursday, May 25, 2006, at 5:30 p.m.

Auditors

Perry - Smith LLP
Sacramento, California

Legal Counsel

Dodd Mason George LLP
San Jose, California

Trading Exchange/Symbol

NASDAQ National Market: NOVB

Market Makers

For purchases and sales of North Valley Bancorp stock, call:
Sandler O'Neill & Partners, L.P., (800) 635-6851
Hoefer & Arnett, (800) 346-5544
D.A. Davidson & Co., (800) 755-7589
RBC Dain Rauscher, (800) 288-2811

Transfer Agent

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Web site address: www.melloninvestor.com
Shareholder Relations: (800) 839-2657

NOVB

NORTH VALLEY BANCORP 2005 ANNUAL REPORT

NVB

North Valley Bancorp

NORTH VALLEY BANCORP 2005 [illegible]

NVB
North Valley Bancorp